SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U5B
                             REGISTRATION STATEMENT
                       Filed Pursuant to Section 5 of the
                   Public Utility Holding Company Act of 1935


                                  NiSource Inc.
                    -----------------------------------------
                              Name of Registrant

               Name, Title and Address of Officer to Whom Notices
        and Correspondence Concerning this Statement Should Be Addressed
                               Jeffrey W. Grossman
                          Vice President and Controller
                                  NiSource Inc.
             801 East 86th Avenue, Merrillville, Indiana 46410-6272


                            Glossary of Defined Terms

Act            Public Utility Holding Company Act of 1935, as amended

Columbia       Columbia Energy Group

Commission     Securities and Exchange Commission

FERC           Federal Energy Regulatory Commission

Financing      The Form U-1 Application/Declaration filed by NiSource, et al. in
U-1                      File No. 70-9681

Merger         The business combination among NiSource (IN), NiSource and
               Columbia

Merger U-1     The Form U-1 Application/Declaration filed by NiSource, et al. in
                         File No. 70-9551

NiSource New NiSource Inc., a Delaware corporation, renamed NiSource Inc. after the Merger

NiSource       NiSource Inc., an Indiana corporation
(IN)

                             REGISTRATION STATEMENT

     1.   Exact Name of Registrant:          NiSource Inc.

     2.   Address of Principal Executive Offices:
                                             801 East 86th Avenue,
                                             Merrillville, Indiana  46410-6272

     3.   Name and address of Chief Accounting Officer:
                                             Jeffrey W. Grossman,
                                             Vice President and Controller
                                             NiSource Inc.,
                                             801 East 86th Avenue,
                                             Merrillville, Indiana  46410-6272

     4. Certain information as to the registrant and each subsidiary company thereof:

                   Name of Company                     Organization    State         Type of Business
---------------------------------------------------- ---------------- -------  -----------------------------
NiSource Inc.                                          Corporation      DE      Holding company
     NiSource Finance Corp.                            Corporation      IN      Financing subsidiary
     NiSource Capital Markets Inc.                     Corporation      IN      Financing subsidiary
          NIPSCO Capital Trust I                       Business Trust   DE      Financing subsidiary
     NiSource Corporate Services Company               Corporation      IN      Management services
     Hamilton Harbour Insurance Services, Ltd.         Corporation      IN      Insurance Services
     Northern Indiana Public Service Company           Corporation      IN      Electric and gas utility
     Kokomo Gas and Fuel Company                       Corporation      IN      Gas utility
          KGF Trading Company                          Corporation      IN      Gas brokering
     Northern Indiana Fuel and Light Company, Inc.     Corporation      IN      Gas utility
          Northern Indiana Trading Company, Inc.       Corporation      IN      Gas brokering and other
                                                                                services
     Bay State Gas Company                             Corporation      MA      Gas utility
          Northern Utilities, Inc.                     Corporation      NH      Gas utility
          Bay State GPE, Inc.                          Corporation      MA      Electric generation
     EnergyUSA, Inc.                                   Corporation      IN      Holding company
          EnergyUSA-TPC Corp.                          Corporation      DE      Gas marketing
          NI Fuel Company, Inc.                        Corporation      IN      Holding company for oil
                                                                                and gas exploration
                                                                                investments
          NI-TEX, Inc.                                 Corporation      IN      Holding Company


                                       2


                   Name of Company                     Organization    State         Type of Business
---------------------------------------------------- ---------------- -------  -----------------------------
          NI-TEX Gas Services, Inc.                    Corporation      DE      Holding Company
          EnergyUSA, Inc. (MA)                         Corporation      MA      Propane Company
          EnergyUSA Retail, Inc.                       Corporation      IN      Retail Gas Marketing
          NI Energy Services Transportation, Inc.      Corporation      IN      Gas pipeline
     NiSource Pipeline Group, Inc.                     Corporation      IN      Holding company
          PNGTS Holding Corp.                          Corporation      MA      Holding company
               Portland Natural Gas Transmission       General          ME      Interstate gas pipeline
               System                                  Partnership
          Granite State Gas Transmission Inc.          Corporation      NH      Interstate gas pipeline
               Natural Gas Development Inc.            Corporation      MA      Holding company
                    Portland Natural Gas               General          ME      Interstate gas pipeline
                    Transmission System                Partnership
     NI Energy Services, Inc.                          Corporation      IN      Holding company
          Crossroads Pipeline Company                  Corporation      IN      Interstate gas pipeline
     Primary Energy, Inc.                              Corporation      IN      Arranges energy-related
                                                                                projects
          Harbor Coal Company                          Corporation      IN      Holds General Partner
                                                                                interest in PCI Associates
          Lakeside Energy Corporation                  Corporation      IN      Power generation project
                                                                                company
          North Lake Energy Corporation                Corporation      IN      Power generation project
                                                                                company
          Portside Energy Corporation                  Corporation      IN      Power generation project
                                                                                company
          Cokenergy, Inc.                              Corporation      IN      Power generation project
                                                                                company
          Ironside Energy LLC                          LLC              IN      Power generation project
                                                                                company
          Whiting Clean Energy, Inc.                   Corporation      IN      Power generation project
                                                                                company
     Nisource Energy Technologies, Inc.                Corporation      IN      Holding Company
     NiSource Development Company, Inc.                Corporation      IN      Holding company
          SunPower Corporation                         Corporation      CA      Silicon-based semi-conductor
                                                                                products


                                       3


                   Name of Company                     Organization    State         Type of Business
---------------------------------------------------- ---------------- -------  -----------------------------
          South Works Power Company                    Corporation      IN      Holds a lease
          NDC Douglas Properties, Inc.                 Corporation      IN      Holds investments in
                                                                                affordable housing projects
          Customer Information Services, Inc.          Corporation      IN      Consulting services for
                                                                                customer information
                                                                                systems
          JOF Transportation Company                   Corporation      IN      Holding company
          KOGAF Enterprises, Inc.                      Corporation      IN      Real estate investments
          Cardinal Property Management, Inc.           Corporation      IN      Real estate services
          Lake Erie Land Company                       Corporation      IN      Commercial and
                                                                                residential real estate
                                                                                development
               SCC Services, Inc.                      Corporation      IN      Commercial and residential
                                                                                real estate services
     Columbia Energy Group                             Corporation      DE      Holding company
          Columbia Gas Transmission Corporation        Corporation      DE      Gas pipeline and storage
          Columbia Gulf Transmission Company           Corporation      DE      Gas pipeline and storage
          Columbia Energy Group Service Corporation    Corporation      KY      Service Company
               Columbia Service Partners, Inc.         Corporation      DE      Energy-related services
          Columbia Gas of Kentucky, Inc.               Corporation      KY      Gas utility
          Columbia Gas of Maryland, Inc.               Corporation      DE      Gas utility
          Columbia Gas of Ohio, Inc.                   Corporation      OH      Gas utility
          Columbia Gas of Pennsylvania, Inc.           Corporation      PA      Gas utility
          Columbia Gas of Virginia, Inc.               Corporation      VA      Gas utility
          Columbia Insurance Corporation, Ltd.         Corporation    Bermuda   Insurance Group
          Columbia Finance Corporation                 Corporation      DE      Holding Company
               Columbia Accounts Receivable            Corporation      DE      Purchase and sale of trade
               Corporation                                                      receivables
          Columbia Pipeline Corporation                Corporation      DE      Operates pipeline and
                                                                                gathering facilities
               Columbia Deep Water Services Company    Corporation      DE      Gas Pipeline Development


                                       4


                   Name of Company                     Organization    State         Type of Business
---------------------------------------------------- ---------------- -------  -----------------------------
          Columbia Energy Group Capital Corporation    Corporation      DE      Holding Company
               Tristar Gas Technologies, Inc.          Corporation      DE      Holding Company
                    EnerTek Partners, L.P.             LP               DE      New Energy Business
                                                                                Technology
          Columbia Transmission Communications         Corporation      DE      Telecommunications and
          Corporation                                                           information services
          Columbia Network Services Corporation        Corporation      DE      Holding Company
          Columbia Energy Resources, Inc.              Corporation      DE      Holding company
               Hawg Hauling & Disposal, Inc.           Corporation      WV      Brine hauling and disposal
                                                                                services
               Columbia Natural Resources, Inc.        Corporation      TX      Exploration & Production of
                                                                                Natural Gas
               Alamco-Delaware, Inc.                   Corporation      DE      Exploration & Production of
                                                                                Natural Gas
               Columbia Natural Resources Canada Ltd.  Corporation      WV      Exploration & Production of
                                                                                Natural Gas
          Columbia Atlantic Trading Corporation        Corporation      DE      Gas-related ventures
          Columbia LNG Corporation                     Corporation      DE      Owning and operating LNG storage
                                                                                and transportation facilities
          Columbia Energy Service Corporation          Corporation      DE      Energy-related services
          Columbia Assurance                           Corporation      OH      Insurance business
          Columbia Remainder Corporation               Corporation      DE      Holding Company

                                    BUSINESS

     5.   (a)

               Business
               NiSource Inc. ("NiSource") is an energy holding company that provides natural gas, electricity and other products and services to 3.6 million customers located within the energy corridor that runs from the Gulf Coast through the Midwest to New England. NiSource, organized as an Indiana holding company in 1987 under the name of NIPSCO Industries, Inc., changed its name to NiSource Inc. on April 14, 1999. In connection with the acquisition of Columbia Energy Group ("Columbia") on November 1, 2000, as discussed below, NiSource became a Delaware corporation. NiSource is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and derives substantially all its revenues and earnings from the operating results of its subsidiaries.

               On November 1, 2000, NiSource completed its acquisition of Columbia for an aggregate consideration of approximately $6 billion, with 30% of the consideration paid in common stock with the remaining 70% paid in cash and Stock Appreciation Income Linked SecuritiesSM ("SAILSSM") which are units each consisting of a zero coupon debt security coupled with a forward equity contract in NiSource shares. NiSource also assumed approximately $2 billion in Columbia debt. As a result of the acquisition, NiSource is the largest natural gas distribution company operating east of the Rocky Mountains, as measured by number of customers. NiSource's principal subsidiaries include Columbia, a vertically-integrated natural gas distribution, transmission, storage and exploration and production holding company whose subsidiaries provide service to customers in the Midwest, the Mid-Atlantic and the Northeast; and Northern Indiana Public Service Company ("Northern Indiana"), a vertically-integrated gas and electric company providing service to customers in northern Indiana; and Bay State Gas Company ("Bay State"), a natural gas distribution company serving customers in New England.

               NiSource's primary business segments are: gas distribution; electric operations; gas transmission and storage; exploration and production; energy marketing; and other products and services.

               Gas Distribution
               NiSource's natural gas distribution operations in total serve more than 3.2 million customers in 9 states and operate over 54,048 miles of pipeline. Through its wholly-owned subsidiary, Columbia, NiSource owns five distribution subsidiaries that provide natural gas to approximately 2.1 million residential, commercial and industrial customers in Ohio, Pennsylvania, Virginia, Kentucky and Maryland. NiSource also distributes natural gas to approximately 751,000 customers in northern Indiana through three subsidiaries: Northern Indiana, Kokomo Gas and Fuel Company and Northern Indiana Fuel and Light Company, Inc. Additionally, NiSource's subsidiaries, Bay State and Northern Utilities, Inc., distribute natural gas to more than 320,000 customers in areas of Massachusetts, Maine and New Hampshire. The distribution subsidiaries pursue initiatives that give residential and small commercial customers the opportunity to choose their natural gas suppliers and to use the distribution subsidiaries for transportation service. This ability to choose a supplier was previously limited to larger commercial and industrial customers.

               Electric Operations
               Through its subsidiary Northern Indiana, NiSource generates and distributes electricity to approximately 430,000 customers in 21 counties in the northern part of Indiana. Northern Indiana owns and operates four coal-fired electric generating stations with a net capability of 3,179 megawatts, four gas-fired combustion turbine generating units with a net capability of 203 megawatts and two hydroelectric generating plants with a net capability of

               10 megawatts. In total these facilities provide for a total system net capability of 3,392 megawatts. Northern Indiana is interconnected with five neighboring electric utilities. During the year ended December 31, 2000, Northern Indiana generated 94.8% and purchased 5.2% of its electric requirements.

               Gas Transmission and Storage
               NiSource's gas transmission and storage subsidiaries own and operate approximately 16,500 miles of interstate pipelines and operate one of the nation's largest underground natural gas storage systems. Through its subsidiaries, Columbia Gas Transmission Corporation ("Columbia Transmission") and Columbia Gulf Transmission Company ("Columbia Gulf"), it owns and operates an interstate pipeline network extending from offshore in the Gulf of Mexico to Lake Erie, New York, and the eastern seaboard. Together, Columbia Transmission and Columbia Gulf serve customers in 16 northeastern, mid-Atlantic, mid-western and southern states and the District of Columbia. The gas transmission and storage subsidiaries are engaged in several projects that will expand its service territory and throughput. The largest such project is the proposed 442-mile Millennium Pipeline Project in which Columbia Transmission is participating. As proposed, the project will transport approximately 700 Bcf of natural gas per day from the Lake Erie region to eastern markets. This project is currently awaiting approval by the Federal Energy Regulatory Commission ("FERC").

               Exploration and Production
               NiSource's Columbia Energy Resources, Inc. ("Columbia Resources"), is an exploration and production subsidiary that explores for, develops, gathers and produces natural gas and oil in Appalachia and Canada. As of December 31, 2000, Columbia Resources has net proven gas and oil reserve holdings of 1.1 trillion cubic feet equivalent and owns and operates 6,200 miles of gathering pipelines.

               Energy Marketing
               NiSource provides non-regulated energy marketing and services through its subsidiary EnergyUSA, Inc. and its subsidiary EnergyUSA-TPC Corp. ("TPC") These operations include energy marketing and asset management services to LDCs, wholesale, commercial and industrial customers. TPC primarily provides energy-related asset management and asset portfolio replacement opportunities for LDCs and fuel requirement services for electric utilities, independent power producers and cogeneration facilities. TPC also provides natural gas sales and management services to industrial and commercial customers, engages in natural gas marketing activities and provides gas supply to Northern Indiana, Kokomo Gas and Fuel Company and Northern

               Indiana Fuel and Light Company, Inc. under spot and/or term contracts.

               Other Products and Services
               NiSource develops power projects through its subsidiary, Primary Energy, Inc., which works with industrial customers in managing the engineering, construction, operation and maintenance of "inside the fence" cogeneration plants that provide cost-effective, long-term sources of energy for energy-intensive facilities. NiSource has also invested in a number of distributed generation technologies including fuel cells and microturbine ventures. NiSource is also building a dark-fiber optics telecommunications network primarily along its pipeline rights-of-way between New York and Washington D.C. NiSource is pursuing strategic alternatives for its telecommunications network, has recently exited the pipeline construction business and is in the process of selling the line locating and marking business.

               Divestiture of Non-Core Assets
               In connection with the Columbia acquisition, NiSource sold or is divesting certain businesses judged to be non-core to the company's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners L.P., a company that owns and operates salt cavern gas storage facilities in Texas and Louisiana. Columbia completed the divestiture of its interest in the Cove Point LNG facilities. In February 2001, NiSource settled a lawsuit related to MHP operations for an immaterial amount. NiSource recently completed the sale of its pipeline construction subsidiary and Columbia electric generation businesses. NiSource also recently sold substantially all of its petroleum businesses. On January 31, 2001, NiSource announced a definitive agreement to sell the stock and assets of Columbia Propane Corporation to AmeriGas Partners, L.P. (AmeriGas) for approximately $208 million, including $53 million of AmeriGas partnership common units. Through its subsidiary IWC Resources Corporation, NiSource supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. As part of the Securities and Exchange Commission's order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003. As a result of management's formal divestiture plan, the water utility business is reported as discontinued operations. NiSource is pursuing the sale of smaller non-core businesses, including its underground utility locating and marking business.

               Further information regarding the general business of NiSource and its subsidiaries may be found in the Merger U-1 (File No. 70-9551) filed as Exhibit F-4 hereto and incorporated by reference herein. In addition, a more detailed business description of NiSource and its subsidiaries may be found in the following documents which are hereby incorporated by reference herein: the Annual Reports of NiSource Inc. (File No. 1-16189) filed as Exhibit F-1 hereto, Northern Indiana (File No. 1-4125) filed as Exhibit F-2 and Columbia Energy Group (File No. 1-01098) filed as Exhibit F-3 hereto, all on Form 10-K for the year ended December 31, 2000 as contained in Item 1 thereof.

          (b) Any substantial changes which may have occurred in the general character of the business of such companies during the preceding five years.

               The regulatory frameworks applicable to NiSource's regulated operations, at both the state and federal levels, are undergoing fundamental changes. These changes have impacted and will continue to have an impact on NiSource's operations, structure and profitability. At the same time, competition within the gas and electric industries will create opportunities to compete for new customers and revenues. Management continually seeks new ways to be more competitive and profitable in this changing environment, including partnering on energy projects with major industrial customers, converting some of its generating units to allow use of lower cost low sulfur coal, providing its gas customers with increased customer choice for new products and services, acquiring companies that will provide improved economies of scale and efficiencies and developing new energy-related products for residential, commercial and industrial customers. In addition, NiSource is in the process of divesting certain businesses judged to be non-core to the company's energy strategy.

               Open access to natural gas supplies over interstate pipelines and the deregulation of the commodity price of gas has led to tremendous change in the energy markets, which continue to evolve. During the past few years, LDC customers and marketers began to purchase gas directly from producers and marketers and an open competitive market for gas supplies emerged. This separation or "unbundling" of the transportation and other services offered by pipelines and LDCs allows customers to select the service they want independent from the purchase of the commodity. NiSource's gas distribution subsidiaries are involved in programs that provide residential customers the opportunity to purchase their natural gas requirements from third parties and use the NiSource gas distribution subsidiaries for transportation services only. At the same time that the natural gas markets are evolving, the markets for competing energy sources are also changing.

               In 1996, the FERC ordered that all public utilities owning, controlling or operating electric transmission lines to file non-discriminatory open-access tariffs and offer wholesale electricity suppliers and marketers the same transmission service they provide themselves. In 1997, FERC accepted for filing

               Northern Indiana's open-access transmission tariff. In December 1999, FERC issued a final rule addressing the formation and operation of Regional Transmission Organizations. The rule was intended to eliminate pricing inequities in the provision of wholesale transmission service. In October 2000, NiSource filed with the FERC indicating that it is committed to joining an RTO and in February 2001, Northern Indiana became a member of the Alliance RTO in formation. The Alliance RTO expects to be fully operational by FERC's December 15, 2001, deadline. Although wholesale customers currently represent a small portion of Northern Indiana's electricity sales, it intends to continue its efforts to retain and add wholesale customers by offering competitive rates and also intends to expand the customer base for which it provides transmission services.

               In connection with the Columbia acquisition, NiSource sold or is divesting certain businesses judged to be non-core to the company's energy strategy. Subsequent to the announcement of the Columbia acquisition, NiSource sold Market Hub Partners L.P., a company that owns and operates salt cavern gas storage facilities in Texas and Louisiana. Columbia completed the divestiture of its interest in the Cove Point LNG facilities. In February 2001, NiSource settled a lawsuit related to MHP operations for an immaterial amount. NiSource recently completed the sale of its pipeline construction subsidiary and Columbia electric generation businesses. NiSource also recently sold substantially all of its petroleum businesses. On January 31, 2001, NiSource announced a definitive agreement to sell the stock and assets of Columbia Propane Corporation to AmeriGas Partners, L.P. (AmeriGas) for approximately $208 million, including $53 million of AmeriGas partnership common units. Through its subsidiary IWC Resources Corporation, NiSource supplies water to residential, commercial and industrial customers and for fire protection service in Indianapolis, Indiana and surrounding areas. As part of the Securities and Exchange Commission's order approving the Columbia merger, NiSource has been ordered to divest its water utility business by November 2003. As a result of management's formal divestiture plan, the water utility business is reported as discontinued operations. NiSource is pursuing the sale of smaller non-core businesses, including its underground utility locating and marking business.

                                    PROPERTY

     6. Describe briefly the general character and location of the principal plants, properties, and other important physical units of the registrant and its subsidiaries, showing separately (a) public utility and (b) other properties. If any principal plant or important unit is not held in fee, so state and describe how held.

          UTILITY OPERATIONS

          Gas Distribution
          NiSource's gas distribution operations owns and operates a total of 54,048 miles of pipelines. This includes, for the five distribution subsidiaries of its wholly-owned Columbia subsidiary, 32,796 miles of pipelines; 3,300 acres of underground storage, 8 storage wells and one compressor station with 800 hp of installed capacity. For its Northern Indiana's system approximately 14,005 miles of gas mains and for its Bay State's system approximately 5,558 miles of pipelines. The physical properties of the NiSource gas utilities are located throughout Ohio, Indiana, Pennsylvania, Virginia, Kentucky and Maryland, Massachusetts, Maine and New Hampshire. NiSource's gas distribution system is primarily located on or under public streets, and other public places or on private property not owned by the Company, with easements from or consent of the respective owners.

          Electric
          Northern Indiana owns and operates four coal-fired electric generating stations with net capabilities of 3,179 megawatts, two hydroelectric generating plants with net capabilities of 10 megawatts and four gas-fired combustion turbine generating units with net capabilities of 203 megawatts, for a total system net capability of 3,392 megawatts. It has 288 substations with an aggregate transformer capacity of 23,023,700 kilovolt-amps (kva). Its transmission system, with voltages from 34,500 to 345,000 volts, consists of 3,091 circuit miles of line. The electric distribution system extends into 21 counties and consists of 7,800 circuit miles of overhead and 1,646 cable miles of underground primary distribution lines operating at various voltages from 2,400 to 12,500 volts. Northern Indiana has distribution transformers having an aggregate capacity of 11,638,066 kva and 447,784 electric watt-hour meters.

          OTHER OPERATIONS

          Gas Transmission and Storage
          At December 31, 2000, Columbia Transmission had 863,994 acres of underground storage, 3,235 storage wells, 10,577 miles of transmission pipelines and 107 compressor stations with 586,625 hp of installed capacity. These operations were located in Delaware, Kentucky, Maryland, New Jersey, New York, North Carolina, Ohio, Pennsylvania, Virginia and West Virginia. Columbia Gulf had 4,116 miles of transmission pipelines and 13 compressor stations with 483,200 hp of installed capacity. Columbia Gulf's operations were located in Kentucky, Louisiana, Mississippi, Tennessee, Texas and Wyoming.

          Exploration and Production
          NiSource's Columbia Resources had net proven gas and oil reserve holdings of 1.1 trillion cubic feet equivalent and had financial interests in approximately 8,000 wells. In addition, Columbia

          Resources owns and operates approximately 6,200 miles of gathering pipelines and 53 compressor stations with 45,972 hp of installed capacity.

          Other Products and Services
          Through its subsidiaries, NiSource owns Southlake Complex, a 325,000 square foot office building located in Merrillville, Indiana and a golf course, surrounding residential development and land held for resale in Chesterton, Indiana. Waterway Holding, Inc., owns parcels of land held for development.

          CHARACTER OF OWNERSHIP

          Substantially all of the properties of Northern Indiana are subject to a lien of First Mortgage Indentures. The principal offices and properties of NiSource and its subsidiaries are held in fee and are free from other encumbrances, subject to minor exceptions, none of which are of such a nature as to impair substantially the usefulness of such properties. Many of the offices in various communities served are occupied by subsidiaries of NiSource under leases. All properties are subject to liens for taxes, assessments and undetermined charges (if any) incidental to construction. It is NiSource's practice regularly to pay such amounts, as and when due, unless contested in good faith. In general, the electric lines, gas pipelines and related facilities are located on land not owned in fee but are covered by necessary consents of various governmental authorities or by appropriate rights obtained from owners of private property. NiSource does not, however, generally have specific easements from the owners of the property adjacent to public highways over, upon or under which its electric lines and gas pipelines are located. At the time each of the principal properties was purchased a title search was made. In general, no examination of titles as to rights-of-way for electric lines, gas pipelines or related facilities was made, other than examination, in certain cases, to verify the grantors' ownership and the lien status thereof.

          See Item 2 of the Annual Report of NiSource on Form 10-K for the year ended December 31, 2000 (File No. 1-16189) (filed as Exhibit F-1 hereto); Item 2 of the Annual Report of Northern Indiana on Form 10-K for the year ended December 31, 2000 (File No. 1-4125) (filed as Exhibit F-2 hereto); and Item 2 of the Annual Report of Columbia for the year ended December 31, 2000 (File No. 1-01098) (filed as Exhibit F-3 hereto).

                             INTERSTATE TRANSACTIONS

     7. For each public utility company in the holding company system of the registrant which is engaged in the transmission of electric energy or gas in interstate commerce, furnish the following information for the last calendar year: Total annual sales of Electric Energy (MWh) and Gas (Mcf).

          TOTAL ANNUAL SALES            ELECTRIC ENERGY     GAS
                                        (KWH)               (MCF)
          Interstate Transactions:
               Name of State
          Delivered Out of State
          Received From Out of State

          There are ten public utility companies in the NiSource holding company system which are engaged in the transmission of electric energy or gas. These companies include Northern Indiana, Kokomo Gas and Fuel Company ("Kokomo"), Northern Indiana Fuel and Light Company, Inc. ("NIFL"), Bay State Gas Company ("Bay State") (and its subsidiary, Northern Utilities, Inc. ("Northern")), Columbia Gas of Kentucky, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc. and Columbia Gas of Virginia, Inc.

          Information regarding any interstate transactions of the remaining public utility companies is included in their state regulatory commission annual reports, the relevant sections of which are incorporated by reference herein, are as follows:

          1. 2000 Annual Report on FERC Form No. 1 (Electric) of Northern Indiana with the Federal Energy Regulatory Commission (filed herewith as Exhibit G-1 to this report)

          2. 2000 Annual Report on FERC Form No. 2 of Northern Indiana to the Indiana Utility Regulatory Commission (filed as Exhibit G-2 to this report)

          3. 2000 Class A-B Private Gas Utility Annual Report of Kokomo to the Indiana Utility Regulatory Commission (filed as Exhibit G-3 to this report)

          4. 2000 Class A-B Private Gas Utility Annual Report of NIFL to the Indiana Utility Regulatory Commission (filed as Exhibit G-4 to this report)

          5. 2000 Return of the Company of Bay State to the Commonwealth of Massachusetts Department of Telecommunications & Energy (filed as Exhibit G-5 to this report)

          6. 2000 Annual Report on FERC Form 2-A of Northern to the Maine Public Utilities Commission (filed as Exhibit G-6 to this report)

          7. 2000 Annual Report of Northern to the New Hampshire Public Utilities Commission (filed as Exhibit G-7 to this report)

          8. 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Kentucky, Inc., to the Commonwealth of Kentucky Public Service Commission (filed as Exhibit G-8 to this report)

          9. 2000 Annual Report of Columbia Gas of Maryland, Inc., to the Public Service Commission of Maryland (filed as Exhibit G-9 to this report)

          10. 2000 Annual Report of Columbia Gas of Ohio, Inc., to the Public Utilities Commission of Ohio (filed as Exhibit G-10 to this report)

          11. 2000 Annual Report of Columbia Gas of Pennsylvania, Inc., to the Pennsylvania Public Utility Commission (filed as Exhibit G-11 to this report)

          12. 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Virginia, Inc., to the State Corporation Commission of Virginia (filed as Exhibit G-12 to this report)

                             SECURITIES OUTSTANDING

     8. Submit the following information concerning the registrant and each subsidiary thereof as of the latest available date:

                                   FUNDED DEBT

          (a) For each issue or series of funded debt, including funded debt secured by liens on property owned, whether or not such debt has been assumed: (Do not include here any contingent liabilities reported under paragraph 8(c).)

                                               AS OF DECEMBER 31, 2000

                                             BY PERMISSION OF THE STAFF,
                                       COLUMNS E THROUGH I HAVE BEEN OMITTED.

     COL. A                        COL. B                                COL. C             COL. D
                                                                                            AMOUNT
     NAME OF                       TITLE OF                              AMOUNT          ISSUED LESS
     OBLIGOR                       ISSUE                            AUTHORIZED (000S)   RETIRED (000S)
     -------------------------------------------------------------------------------------------------
     Bay State Gas Company:
                                   Medium Term Notes--                     168.5            168.5
                                     Interest rates between 6.00% and
                                     9.20% with a weighted average
                                     interest rate of 6.96% and
                                     maturities between June 28, 2002
                                     and February 15, 2028
       --Northern Utilities, Inc.:
                                   Revolving Credit Agreement--due            --               --
                                   March 17, 2001
                                   Medium Term Notes--                      20.5             20.5
                                     Interest rates of 6.93% and
                                     9.70% with a weighted average
                                     interest rate of 8.69% and
                                     maturities of September 1, 2010
                                     and September 1, 2031
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF BAY STATE       189.0            189.0
                                   GAS COMPANY
     -------------------------------------------------------------------------------------------------
     Columbia Energy Group:
                                   Debentures--
                                     6.61% Series B - due                  229.2            229.2
                                     November 28, 2002


                                       14


     COL. A                        COL. B                                COL. C             COL. D
                                                                                            AMOUNT
     NAME OF                       TITLE OF                              AMOUNT          ISSUED LESS
     OBLIGOR                       ISSUE                            AUTHORIZED (000S)   RETIRED (000S)
     -------------------------------------------------------------------------------------------------
                                     6.80% Series C - due                  281.5            281.5
                                     November 28, 2005

                                     7.05% Series D - due                  281.5            281.5
                                     November 28, 2007

                                     7.32% Series E - due                  281.5            281.5
                                     November 28, 2010

                                     7.42% Series F - due                  281.5            281.5
                                     November 28, 2015

                                     7.62% Series G - due                  281.5            281.5
                                     November 28, 2025
     -------------------------------------------------------------------------------------------------
                                       Total                             1,636.7          1,636.7
                                   Unamortized discount on long-term debt (130.5)         (130.5)
                                   Subsidiary debt--Capitilized lease        2.4              2.6
                                   obligations
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF COLUMBIA      1,508.6          1,508.8
                                   ENERGY GROUP
     -------------------------------------------------------------------------------------------------
     EnergyUSA, Inc. and
     subsidiaries:
                                   Notes--                                   2.3              2.3
                                     Interest rates between 6.12% and
                                     12.00% with a weighted average
                                     interest rate of 8.71% and
                                     various maturities between
                                     September 6, 2003 and
                                     February 6, 2010
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF                   2.3              2.3
                                   ENERGYUSA, INC.
     -------------------------------------------------------------------------------------------------
     NiSource Capital Markets Inc.
                                   Subordinated Debentures--                75.0             75.0
                                     Series A, 7-3/4%, due
                                     March 31, 2026
                                   Senior Notes Payable--                   75.0             75.0
                                     6.78%, due December 1, 2027
                                   Medium term notes--                     300.0            300.0
                                     Issued interest rates between
                                     7.38% and 7.99%, with a weighted
                                     average interest rate of 7.66%
                                     and various maturities between
                                     April 1, 2004 and May 5, 2027
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF                450.00           450.00
                                   NISOURCE CAPITAL MARKETS INC.
     -------------------------------------------------------------------------------------------------
     NiSource Development
     Company, Inc.
                                   NDC Douglas Properties, Inc.--Notes      16.9             16.9
                                     Payable--
                                     Interest rates between 6.72% and
                                     8.3% with a weighted average
                                     interest rate of 7.90% and
                                     maturities through January 1, 2008
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF                  16.9             16.9
                                   NISOURCE DEVELOPMENT COMPANY, INC.
     -------------------------------------------------------------------------------------------------
     NiSource Finance Corp.
                                   Long-term Notes--
                                     7-1/2% -due November 15, 2003         750.0            750.0
                                     7-5/8% -due November 15, 2005         900.0            900.0
                                     7-7/8% -due November 15, 2010       1,000.0          1,000.0
                                   Unamortized discount on long-term      (24.4)           (24.4)
                                   debt
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF               2,625.6          2,625.6
                                   NISOURCE FINANCE CORP.
     -------------------------------------------------------------------------------------------------
     Northern Indiana Public
     Service Company
                                   First mortgage bonds--


                                       15


     COL. A                        COL. B                                COL. C             COL. D
                                                                                            AMOUNT
     NAME OF                       TITLE OF                              AMOUNT          ISSUED LESS
     OBLIGOR                       ISSUE                            AUTHORIZED (000S)   RETIRED (000S)
     -------------------------------------------------------------------------------------------------
                                     Series T, 7-1/2%--due April 1, 2002    38.0             38.0
                                     Series NN, 7.10%--due July 1, 2017     55.0             55.0
                                   Pollution control notes and bonds--
                                     Issued at interest rates between      233.5            233.5
                                     4.55% and 5.70%, with a weighted
                                     average interest rate of 4.78%
                                     and various maturities between
                                     October 1, 2003 and April 1, 2019
                                   Medium term notes--
                                     Issued at interest rates between      578.0            578.0
                                     6.50% and 7.69%, with a weighted
                                     average interest rate of 7.06%
                                     and various maturities between
                                     June 3, 2002 and August 4, 2027
                                   Unamortized premium and discount on     (2.7)            (2.7)
                                   long-term debt, net
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT OF NORTHERN        901.8            901.8
                                   INDIANA PUBLIC SERVICE COMPANY
     -------------------------------------------------------------------------------------------------
                                   TOTAL LONG-TERM DEBT, EXCLUDING      $5,694.2         $5,694.4
                                   AMOUNT DUE WITHIN ONE YEAR
     -------------------------------------------------------------------------------------------------

                                  CAPITAL STOCK

          (b) For each class of capital stock including certificates of beneficial interest give information in number of shares and in dollar amounts: (Do not include here any warrants, options, or other securities reported under paragraph 8(d).)

                                   AS OF DECEMBER 31, 2000

                                 BY PERMISSION OF THE STAFF,
                            COLUMNS G THROUGH J HAVE BEEN OMITTED.

     COL. A              COL. B                COL. C     COL. D       COL. E      COL. F
     NAME OF ISSUER      TITLE OF ISSUE        AMOUNT     AMOUNT     ADDITIONAL    AMOUNT
                                             AUTHORIZED  RESERVED      AMOUNT    ISSUED (COL.
                                             BY CHARTER FOR OPTIONS,  UNISSUED  C LESS COLS.
                                                         WARRANTS,                 D AND E)
                                                        CONVERSIONS
                                                         & OTHER
                                                          RIGHTS
     ----------------------------------------------------------------------------------------
     Northern Indiana    Cumulative Preferred    2,400        --        1,761
       Public Service      Stock - $100 par
       Company             value
                         Cumulative Preferred                                         209
                           Stock, 4-1/4%
                           Series
                         Cumulative Preferred                                          80
                           Stock, 4-1/2%
                           Series
                         Cumulative Preferred                                         106
                           Stock, 4.22%
                           Series


                                       16


     COL. A              COL. B                COL. C     COL. D       COL. E      COL. F
     NAME OF ISSUER      TITLE OF ISSUE        AMOUNT     AMOUNT     ADDITIONAL    AMOUNT
                                             AUTHORIZED  RESERVED      AMOUNT    ISSUED (COL.
                                             BY CHARTER FOR OPTIONS,  UNISSUED  C LESS COLS.
                                                         WARRANTS,                 D AND E)
                                                        CONVERSIONS
                                                         & OTHER
                                                          RIGHTS
     ----------------------------------------------------------------------------------------
                         Cumulative Preferred                                         100
                           Stock, 4.88%
                           Series
                         Cumulative Preferred                                          42
                           Stock, 7.44%
                           Series
                         Cumulative Preferred                                          35
                           Stock, 7.50%
                           Series
                         Cumulative Preferred                                          25
                           Stock, 7-3/4%
                           Series
                         Cumulative Preferred                                          42
                           Stock, 8.35%
                           Series
     Northern Indiana    Cumulative Preferred    3,000        --        2,097
       Public Service      Stock - no par
       Company             value
                         Cumulative Preferred                                         473
                           Stock, Adjustable
                           Rate Series A,
                           (Stated Value $50
                           per share)
                         Cumulative Preferred                                         430
                           Stock, 6.50%
                           Series
     Northern Indiana    Cumulative Preference   2,000        --        2,000           0
       Public Service      Stock - $50 par
       Company             value (none
                           outstanding
     Northern Indiana    Cumulative Preference   3,000        --        3,000           0
       Public Service      Stock - no par
       Company             value (none issued)
     NiSource Inc.       Common Shares -       400,000        --      194,447     205,553
                           $0.01 par value
     NiSource Inc.       Preferred Stock -      20,000        --       20,000           0
                           $0.01 par value

                             CONTINGENT LIABILITIES

          (c) A brief outline of the nature and amount of each contingent liability on account of endorsement or other guarantees of any securities.

                             AS OF DECEMBER 31, 2000

               Information regarding contingent liabilities is set forth in the following documents, copies of which are incorporated by herein by reference in the stated Exhibits:

               o Note 18 to the Consolidated Financial Statements as of and for the year ended December 31, 2000, of NiSource Inc. included in NiSource's Form 10-K for the year ended December 31, 2000 (File No. 1-16189) (Exhibit F-1).

               o Note 15 to the Consolidated Financial Statements as of and for the year ended December 31, 2000, of Northern Indiana, included in Northern Indiana's Form 10-K for the year ended December 31, 2000 (File No. 1-4125) (Exhibit F-2).

               o Note 14 to the Consolidated Financial Statements as of and for the year ended December 31, 2000 of Columbia Energy Group included in Columbia's Form 10-K for the year ended December 31, 2000 (File No. 1-01098) (Exhibit F-3).

                                OTHER SECURITIES

          (d) A statement of the amount of warrants, rights, or other options of any class of securities of the registrant and subsidiary companies not elsewhere herein described which is outstanding and/or authorized. A brief description of the provisions thereof should be included. Information need not be set forth under this item as to notes, drafts, bills of exchange or bankers' acceptances that mature within nine months.

               Information regarding other securities is set forth in NiSource's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-16189) and filed herewith as Exhibit F-1, the relevant portions of which are incorporated by reference herein.

                        INVESTMENTS IN SYSTEM SECURITIES

     9. Give a tabulation showing principal amount, par or stated value, the cost to the system company originally acquiring such security, and the number of shares or units, of each security described under Item 8 that is held by the registrant and by each subsidiary company thereof as the record (or beneficial) owner, and the amount at which the same are carried on the books of each such owner. This information should be given as of the same date as the information furnished in Item 8.

                                      AS OF DECEMBER 31, 2000

                                                                                ORIGINAL     BOOK
                                                                                  COST       VALUE
     RECORD BENEFICIAL                             TYPE OF SECURITY   SHARES OR
     OWNER                    ISSUING COMPANY       AND PAR VALUE    UNITS HELD      (IN THOUSANDS)
     -------------------------------------------------------------------------------------------------
     Columbia Energy Group    Columbia Gas of       Common Stock;      952,248     79,510     83,128
                                Kentucky, Inc.      $25 Par Value


                                       18


                                                                                ORIGINAL     BOOK
                                                                                  COST       VALUE
     RECORD BENEFICIAL                             TYPE OF SECURITY   SHARES OR
     OWNER                    ISSUING COMPANY       AND PAR VALUE    UNITS HELD      (IN THOUSANDS)
     -------------------------------------------------------------------------------------------------
     Columbia Energy Group    Columbia Gas of       Common Stock;        2,883     23,571     24,552
                                Maryland, Inc.      $25 Par Value
     Columbia Energy Group    Columbia Gas of       Common Stock;    4,769,585    326,882    368,383
                               Ohio, Inc.           $25 Par Value
     Columbia Energy Group    Columbia Gas of       Common Stock;    1,805,112    174,847    185,990
                               Pennsylvania, Inc.   $25 Par Value
     Columbia Energy Group    Columbia Gas of       Common Stock;    1,306,106    163,010    173,227
                                Virginia, Inc.      $50 Par Value
     Columbia Energy Group    Columbia Gas          Common Stock;        1,934    996,057  1,029,404
                                Transmission        $25 Par Value
                                Corporation
     Columbia Energy Group    Columbia Gulf         Common Stock;        1,933    106,575    108,556
                                Transmission        $10 Par Value
                                Company
     Columbia Energy Group    Columbia Pipeline     Common Stock;            1        784        891
                                Corporation         $1 Par Value
     Columbia Energy Group    Columbia Atlantic     Common Stock;          308     22,475      1,463
                                Trading Corporation $10 Par Value
     Columbia Energy Group    Columbia Energy       Common Stock;        3,000        300        300
                                Group Service       $100 Par Value
                                Corporation
     Columbia Energy Group    Columbia LNG          Common Stock;        3,519     66,653      6,307
                                Corporation         $1.14 Par Value

     Columbia Energy Group    Columbia Energy       Common Stock;            3    165,034    176,249
                                Resources, Inc.     $1 Par Value
     Columbia Energy Group    Columbia Network      Common Stock;          900      3,214      3,202
                                Services            $10,000 Par
                                Corporation         Value
     Columbia Energy Group    Columbia Insurance    Common Stock;        4,800      2,236      2,051
                                Corporation, Ltd.   $25 Par Value
     Columbia Energy Group    Columbia Energy       Common Stock;      421,657   (144,134)  (145,255)
                                Services            $10 Par Value
                                Corporation
     Columbia Energy Group    Columbia Energy       Common Stock;       40,001      1,077      1,033
                                Group Capital       $25 Par Value
                                Corporation
     Columbia Energy Group    Columbia Finance      Common Stock;           10      7,564      7,705
                                Corporation         $.01 Par Value
     Columbia Energy Group    Columbia Remainder    Common Stock;            1    (18,783)   (17,422)
                                Corporation         $.01 Par Value
     Columbia Energy Group    Columbia Transmission Common Stock;            1    125,345    124,533
                                Communications      $0 Par Value
                                Corporation
     Columbia Energy Group    TriStar Gas           **                      **         **         **
       Capital Corporation      Technologies, Inc.
     Columbia Energy          Columbia Service      **                      **         **         **
       Services Corporation     Partners Inc.
     Columbia Energy          Columbia Assurance    Common Stock;           **         **         **
       Services Corporation     Agency, Inc.        $.01 Par Value
     Columbia Finance         Columbia Accounts     Common Stock;
       Corporation              Receivable          $.01 Par Value          **         **         **
                                Corporation
     Primary Energy, Inc.     Harbor Coal Company   Common Stock;        1,000          1     (3,345)
                                                    $0 Par Value
     Primary Energy, Inc.     Lakeside Energy       Common Stock;        1,000          1      7,396
                                Corporation         $0 Par Value
     Primary Energy, Inc.     North Lake Energy     Common Stock;        1,000          1     (5,597)
                                Corporation         $0 Par Value
     Primary Energy, Inc.     Portside Energy       Common Stock;        1,000          1      2,473
                                Corporation         $0 Par Value
     Primary Energy, Inc.     Cokenergy, Inc.       Common Stock;        1,000          1      3,348
                                                    $0 Par Value
     Primary Energy, Inc.     Ironside Energy LLC   Units of               100          1          1
                                                    Membership
     Primary Energy, Inc.     Whiting Clean Energy, Common Stock,        1,000      1,000          0
                                Inc.                $0 Par Value


                                       19


                                                                                ORIGINAL     BOOK
                                                                                  COST       VALUE
     RECORD BENEFICIAL                             TYPE OF SECURITY   SHARES OR
     OWNER                    ISSUING COMPANY       AND PAR VALUE    UNITS HELD      (IN THOUSANDS)
     -------------------------------------------------------------------------------------------------
     Northern Indiana Fuel    Northern Indiana      Common Stock         1,000          1      3,416
       and Light Company        Trading Company,    shares
                                Inc.
     Kokomo Gas and Fuel      KGF Trading Company   Common Stock,          100          0          0
       Company                                      $0 Par Value
     Bay State Gas Company    Northern Utilities,   Common Stock;          100    109,063    108,500
                                Inc.                $10 Par Value
     Bay State Gas Company    Bay State GPE, Inc.   Common Stock;        1,000        193        162
                                                    $1 Par Value
     NiSource Inc.            Northern Indiana      Common Stock;   73,282,258    872,013  1,188,612
                                Public Service      $0 Par Value
                                Company
     NiSource Inc.            NI Energy Services,   Common Stock,        1,000      2,888    (11,435)
                                Inc.                $0 Par Value
     NiSource Inc.            NiSource Development  Common Stock;        1,000          1    (75,526)
                                Company, Inc.       $0 Par Value
     NiSource Inc.            NiSource Capital      Common Stock;        1,000      1,000     32,712
                                Markets Inc.        $1,000 Par
                                Value
     NiSource Inc.            Kokomo Gas and Fuel   Common Stock;      478,248     46,170     35,839
                                Company             $0 Par Value
     NiSource Inc.            Northern Indiana      Common Stock;      275,000     30,674     42,992
                                Fuel and Light      $10 Par Value
                                Company, Inc.
     NiSource Inc.            NiSource Corporate    Common Stock;        1,000          1          1
                                Services Company    $0 Par Value
     NiSource Inc.            Hamilton Harbour      Common Stock;        1,000          1         (2)
                                Insurance           $0 Par Value
                                Services, Ltd.
     NiSource Inc.            Primary Energy, Inc.  Common Stock;        1,000          1      3,485
                                                    $0 Par Value
     NiSource Inc.            Bay State Gas Company Common Stock;          100    523,772    548,893
                                                    $1 Par Value
     NiSource Inc.            EnergyUSA, Inc.       Common Stock;        1,000      9,356    (31,682)
                                                    $0 Par Value
     NiSource Inc.            NiSource Pipeline     Common Stock;        1,000     15,962       (179)
                                Group, Inc.         $0 Par Value
     NiSource Inc.            Columbia Energy Group Common Stock;   79,335,743  1,911,430  2,085,915
                                                    $.01 Par Value
     NiSource Inc.            NiSource Finance      Common Stock;          100          1    (42,263)
                                Corp.               $0 Par Value
     NiSource Inc.            NiSource Energy       Common Stock,          100          1          1
                                Technologies, Inc.  $0 Par Value
     Columbia Pipeline        Columbia Deep Water   Common Stock             1        826        826
       Corporation              Services Company    shares
     Columbia Energy          Columbia Natural      Common Stock             2    169,854    169,854
       Resources, Inc.          Resources, Inc.     shares
     Columbia Energy          Hawg Hauling &        Common Stock           900      1,202      1,202
       Resources, Inc.          Disposal, Inc.      shares
     Columbia Energy          Alamco-Delaware, Inc. Common Stock           100      7,139      7,139
       Resources, Inc.                              shares
     Columbia Energy          CNR-Canada Ltd.       Common Stock             5     25,927     25,927
       Resources, Inc.                              shares
     NI Energy Services, Inc. Crossroads Pipeline   Common Stock,        1,000          1     (8,798)
                                Company             $0 Par Value
     NiSource Development     Cardinal Property     Common Stock,        1,000          1        (25)
       Company, Inc.            Management, Inc.    $0 Par Value
     NiSource Development     Customer Information  Common Stock,        1,000          1         95
       Company, Inc.            Services, Inc.      $0 Par Value
     NiSource Development     JOF Transportation    Common Stock,        1,000          1      4,376
       Company, Inc.            Company             $0 Par Value


                                       20


                                                                                ORIGINAL     BOOK
                                                                                  COST       VALUE
     RECORD BENEFICIAL                             TYPE OF SECURITY   SHARES OR
     OWNER                    ISSUING COMPANY       AND PAR VALUE    UNITS HELD      (IN THOUSANDS)
     -------------------------------------------------------------------------------------------------
     NiSource Development     Lake Erie Land        Common Stock,        1,000     93,601     72,485
       Company, Inc.            Company             $0 Par Value
     NiSource Development     NDC Douglas           Common Stock,        1,000          1      6,590
       Company, Inc.            Properties, Inc.    $0 Par Value
     NiSource Development     KOGAF Enterprises,    Common Stock           100      2,109        (47)
       Company, Inc.            Inc.                $0 Par Value
     NiSource Development     SunPower Corporation  Common Shares    1,055,194      1,653      1,653
       Company, Inc.
     NiSource Development     South Works Power     Common Stock;        1,000          1         **
       Company, Inc.            Company             $0 Par Value
     EnergyUSA, Inc. (IN)     EnergyUSA-TPC Corp.   Common Stock,          100          1     26,053
                                                    $0 Par Value
     EnergyUSA, Inc. (IN)     EnergyUSA Retail,     Common Stock,        1,000          1     (6,347)
                                Inc.                $0 Par Value
     EnergyUSA, Inc. (IN)     EnergyUSA, Inc. (MA)  Common Stock,       10,000         10      9,570
                                                    $1 Par Value
     EnergyUSA, Inc. (IN)     NI-TEX Gas Services,  Common Stock,        1,120      5,874      8,799
                                Inc.                $2 Par Value
     EnergyUSA, Inc. (IN)     NI-TEX, Inc.          Common Stock,        1,000      1,000     (1,464)
                                                    $0 Par Value
     EnergyUSA, Inc. (IN)     NI Energy Services    Common Stock,        1,000          0        311
                                Transportation,     $0 Par Value
                                Inc.
     EnergyUSA, Inc. (IN)     NI Fuel Company, Inc. Common Stock,        1,000     23,455    (12,883)
                                                    $0 Par Value
     NiSource Pipeline Group, Granite State Gas     Common Stock,       29,900         30     14,707
       Inc.                     Transmission, Inc.  $1 Par Value
     NiSource Pipeline Group, PNGTS Holding Corp.   Common Stock,        1,000          0     (1,722)
       Inc.                                         $0 Par Value
     Granite State Gas        Natural Gas           Common Stock,       10,000     17,173     15,957
       Transmission, Inc.       Development, Inc.   $1 Par Value
     Lake Erie Land Company   SCC Services, Inc.    Common Stock,        1,000         59     (2,039)
                                                    $0 Par Value
     Natural Gas Development, Portland Natural Gas  Partnership            N/A     16,534     16,407
       Inc.                     Transmission System
     PGNTS Holding Corp.      Portland Natural Gas  Partnership            N/A     17,068     16,545
                                Transmisssion System


     ** NiSource will provide further information about these companies by amendment.

     NOTE: This item does not include companies deemed to be inactive, immaterial or those to be sold.

                         INVESTMENTS IN OTHER COMPANIES

     10. Give a tabulation showing all investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant. Also, show all other investments of the registrant and each subsidiary thereof in the securities of any other enterprise, if the book value of the investment in any such enterprise exceeds 2% of the total debit accounts shown on the balance sheet of the company owning investment or an amount in excess of $25,000 (whichever amount is the lesser). Give the principal amount and number of shares or units and the cost of each issue of such securities to the system company originally acquiring such security, and the amount at which the same are carried on the books of the owner. List all such securities pledged as collateral for loans or other obligations and identify loans and obligations for which pledged. This information should be given as of the same date as the information furnished in Item 8.

          (a) Investment of the registrant and each subsidiary thereof in holding companies and in public utility companies which are not subsidiary companies of the registrant: NONE.

          (b) All other investments of the registrant and of each subsidiary thereof in the securities of any other enterprise as of December 31, 2000:


      INVESTOR                  INVESTEE            TYPE OF INVESTMENT     QUANTITY    ORIGINAL COST   BOOK VALUE
                                                                                          (000S)        (000S)
------------------------------------------------------------------------------------------------------------------
Columbia Gas             Millennium Pipeline Co.,   Limited Partnership         N/A        27,206      27,206
  Transmission             L.P.                     (47.5%)
  Corporation
Columbia Gas             Millennium Pipeline        LLC membership              N/A           273         273
  Transmission             Management Co., L.L.C.   interest (47.5%)
  Corporation
NiSource Development     Utech Climate              [____] (7.87%)              N/A         2,000       2,016
  Company, Inc.
NiSource Development     CID Ventures, L.P.         Limited Partnership         N/A           406         406
  Company, Inc.
NiSource Development     CIP Equity Capital, L.P.   Limited Partnership         N/A           644         644
  Company, Inc.
NiSource Development     Nth Power Tech             Partnership (4.1%)          N/A         1,024       1,024
  Company, Inc.
NiSource Development     Waste Recovery             Common Shares         1,100,000         1,342       1,342
  Company, Inc.
NiSource Development     Corning                    Common Shares             7,932           192         192
  Company, Inc.
NiSource Development     Qwest Diagnostics          Common Shares             2,241            22          22
  Company, Inc.
NiSource Development     Covance                    Common Shares             4,483            66          66
  Company, Inc.
NiSource Development     N Squared Aviation, LLC    LLC membership              N/A             0           0
  Company, Inc.                                     interest (33%)
Northern Indiana Public  Atlanta Gas Light          Common Shares (13%)       1,000           250         250
  Service Company          Absorbent Research Group
Columbia Energy          Clarksburg Gas Limited     Limited Partnership         N/A           281         281
  Resources, Inc.          Partnership
Columbia Capital         EnerTek Partners, L.P.     Limited Partnership         N/A           630         630
  Corporation                                       (16.54%)
Harbor Coal Company      Inland PCI                 Partnership (50%)           N/A       (22,891)     (4,240)
JOF Transportation       Chicago Southshore         Limited Partnership         N/A        (4,212       5,736
  Company                  Railroad                 (40%)
JOF Transportation       Illinois Indiana           LLC membership              N/A            69          21
  Company                  Development Co., LLC     interest (40%)
NDC Douglas Properties,  Bittersweet, L.P.          Limited Partnership         N/A         2,400       2,491
  Inc.                                              (98%)
NDC Douglas Properties,  Creekside, L.P.            Limited Partnership         N/A         1,197       1,105
  Inc.                                              (99%)


                                       22


      INVESTOR                  INVESTEE            TYPE OF INVESTMENT     QUANTITY    ORIGINAL COST   BOOK VALUE
                                                                                          (000S)        (000S)
------------------------------------------------------------------------------------------------------------------
NDC Douglas Properties,  Douglas Pointe, L.P.       Limited Partnership         N/A         3,238       2,715
  Inc.                                              (99%)
NDC Douglas Properties,  Douglas Pointe II, L.P.    Limited Partnership         N/A         2,551       3,613
  Inc.                                              (99%)
NDC Douglas Properties,  Douglas Pointe III, L.P.   Limited Partnership         N/A           582         766
  Inc.                                              (99%)
NDC Douglas Properties,  Dunedin, L.P.              Limited Partnership         N/A           942       1,648
  Inc.                                              (99%)
NDC Douglas Properties,  Dunedin II, L.P.           Limited Partnership         N/A           162       2,093
  Inc.                                              (99%)
NDC Douglas Properties,  Hebron Pointe, L.P.        Limited Partnership         N/A           645         705
  Inc.                                              (99%)
NDC Douglas Properties,  House Investments, L.P.    Limited Partnership         N/A           875         970
  Inc.                                              (99%)
NDC Douglas Properties,  House Investments II, L.P. Limited Partnership         N/A           272         597
  Inc.                                              (99%)
NDC Douglas Properties,  Kingsmill, L.P.            Limited Partnership         N/A         1,085       3,854
  Inc.                                              (100%)
NDC Douglas Properties,  Plymouth Pointe, L.P.      Limited Partnership         N/A         1,225       2,177
  Inc.                                              (99%)
NDC Douglas Properties,  Prestwick Square, L.P.     Limited Partnership         N/A         4,105       2,213
  Inc.                                              (98%)
NDC Douglas Properties,  Robertson, L.P.            Limited Partnership         N/A           239       4,857
  Inc.                                              (99%)
NDC Douglas Properties,  Woodland Crossing, L.P.    Limited Partnership         N/A         1,288       1,786
  Inc.                                              (98%)
NI Fuel Company, Inc.    Bristol Resources          LLC membership              N/A        21,671      15,977
                           Production Company,      interest (64%)
                           L.L.C.
NI-TEX, Inc.             Laredo Nueces Pipeline     Common Shares (50%)         N/A            (2)      1,264
                           Company
NI-TEX Gas Services,     MidTex Gas Storage         LLC membership              N/A         1,084       7,034
  Inc.                     Company, L.L.C.          interest (31%)
PNGTS Holding Corp.      Portland Natural Gas       Partnership (9.5%)          N/A        17,068      16,545
                           Transmission System
NiSource Energy          MOSAIC Energy, LLC         LLC membership              N/A             0           0
  Technologies, Inc.                                interest (32.6%)

     NOTE: This item does not include companies deemed to be inactive, immaterial or those to be sold.

                        INDEBTEDNESS OF SYSTEM COMPANIES

     11. List each indebtedness of the registrant and of each subsidiary company thereof (other than indebtedness reported under Item 8, but as of the same date) where the aggregate debt owed by any such company to any one person exceeds $25,000 or an amount exceeding 2% of the total of the debit accounts shown on the balance sheet of the debtor (whichever amount is the lesser) but not including any case in which such aggregate indebtedness is less than $5,000, and give the following additional information as to each such indebtedness:

          (a)  Debts owed to associate companies as of December 31, 2000:

                                   INDEBTEDNESS OF SYSTEM COMPANIES
                                    EXCLUDES MONEY POOL (SEE BELOW)

                                                                             AMOUNT OWED RATE OF    DATE OF
NAME OF DEBTOR                           NAME OF CREDITOR                      (000'S)   INTEREST  MATURITY
--------------------------------------------------------------------------------------------------------------
Columbia Energy Group Service            Columbia Energy Group (CEG)             12,700   7.33%    03/01/24
Corporation (CS)
                                         Columbia Energy Group (CEG)              2,246   7.11%    11/28/02
                                         Columbia Energy Group (CEG)              2,246   7.30%    11/28/05
                                         Columbia Energy Group (CEG)              2,246   7.55%    11/28/07
                                         Columbia Energy Group (CEG)              2,246   7.82%    11/28/10
                                         Columbia Energy Group (CEG)              2,246   7.92%    11/28/15
                                         Columbia Energy Group (CEG)              2,246   8.12%    11/28/25
Columbia Gas of Kentucky, Inc. (CKY)     Columbia Energy Group (CEG)              5,030   7.28%    03/01/11
                                         Columbia Energy Group (CEG)              8,000   8.00%    03/01/06
                                         Columbia Energy Group (CEG)              5,805   7.11%    11/28/02
                                         Columbia Energy Group (CEG)              5,805   7.30%    11/28/05
                                         Columbia Energy Group (CEG)              5,805   7.55%    11/28/07
                                         Columbia Energy Group (CEG)              5,805   7.82%    11/28/25
                                         Columbia Energy Group (CEG)              5,805   7.92%    11/28/10
                                         Columbia Energy Group (CEG)              5,805   8.12%    11/28/15
Columbia Gas of Maryland, Inc. (CMD)     Columbia Energy Group (CEG)              6,500   8.12%    03/01/16
                                         Columbia Energy Group (CEG)              2,495   7.11%    11/28/02
                                         Columbia Energy Group (CEG)              2,495   7.30%    11/28/05
                                         Columbia Energy Group (CEG)              2,495   7.55%    11/28/07
                                         Columbia Energy Group (CEG)              2,495   7.82%    11/28/10
                                         Columbia Energy Group (CEG)              2,495   7.92%    11/28/15
                                         Columbia Energy Group (CEG)              2,495   8.12%    11/28/15
Columbia Gas of Ohio, Inc. (COH)         Columbia Energy Group (CEG)             25,000   8.20%    03/01/06
                                         Columbia Energy Group (CEG)             35,000   7.90%    03/01/06
                                         Columbia Energy Group (CEG)             36,394   7.55%    11/28/07
                                         Columbia Energy Group (CEG)             36,394   7.82%    11/28/10
                                         Columbia Energy Group (CEG)             36,394   7.92%    11/28/15
                                         Columbia Energy Group (CEG)             36,394   8.12%    11/28/25
Columbia Gas of Pennsylvania, Inc. (CPA) Columbia Energy Group (CEG)             11,000   7.28%    03/01/11
                                         Columbia Energy Group (CEG)             20,000   7.89%    03/01/14
                                         Columbia Energy Group (CEG)             20,000   7.89%    03/01/16
                                         Columbia Energy Group (CEG)             35,000   8.12%    03/01/13
                                         Columbia Energy Group (CEG)             10,000   7.90%    03/01/06
                                         Columbia Energy Group (CEG)             17,843   7.11%    11/28/02
                                         Columbia Energy Group (CEG)             17,843   7.30%    11/28/05
                                         Columbia Energy Group (CEG)             17,843   7.55%    11/28/07
                                         Columbia Energy Group (CEG)             17,843   7.82%    11/28/10
                                         Columbia Energy Group (CEG)             17,843   7.92%    11/28/15
                                         Columbia Energy Group (CEG)             17,843   8.12%    11/28/25
Columbia Gas of Virginia, Inc. (CGV)     Columbia Energy Group (CEG)             10,000   7.28%    03/01/11
                                         Columbia Energy Group (CEG)             15,000   6.81%    03/01/12
                                         Columbia Energy Group (CEG)             10,000   6.73%   03/01/13
                                         Columbia Energy Group (CEG)             10,000   7.89%    03/01/14
                                         Columbia Energy Group (CEG)             21,000   8.12%    03/01/16
                                         Columbia Energy Group (CEG)             12,835   7.11%    11/28/02


                                       24


                                                                             AMOUNT OWED RATE OF    DATE OF
NAME OF DEBTOR                           NAME OF CREDITOR                      (000'S)   INTEREST  MATURITY
--------------------------------------------------------------------------------------------------------------
                                         Columbia Energy Group (CEG)             12,835   7.30%    11/28/05
                                         Columbia Energy Group (CEG)             12,835   7.55%    11/28/07
                                         Columbia Energy Group (CEG)             12,835   7.82%    11/28/10
                                         Columbia Energy Group (CEG)             12,835   7.92%    11/28/15
                                         Columbia Energy Group (CEG)             12,835   8.12%    11/28/25
Columbia Gas Transmission Corporation
(TCO)                                    Columbia Energy Group (CEG)            128,500   6.61%    11/28/02
                                         Columbia Energy Group (CEG)            128,500   6.80%    11/28/05
                                         Columbia Energy Group (CEG)            128,500   7.05%    11/28/07
                                         Columbia Energy Group (CEG)            128,500   7.32%    11/28/10
Columbia Gulf Gas Transmission Company
(CGT)                                    Columbia Energy Group (CEG)             20,000   7.65%    03/01/24
                                         Columbia Energy Group (CEG)              9,578   7.11%    11/28/02
                                         Columbia Energy Group (CEG)              9,578   7.30%    11/28/05
                                         Columbia Energy Group (CEG)              9,578   7.55%    11/28/07
                                         Columbia Energy Group (CEG)              9,578   7.82%    11/28/10
                                         Columbia Energy Group (CEG)              9,578   7.92%    11/28/15
                                         Columbia Energy Group (CEG)              9,578   8.12%    11/28/25
NiSource Inc.                            NiSource Capital Markets Inc.        1,166,833   7.71%       N/A
Northern Indiana Public Service Company  NiSource Finance Corp.                  36,000   7.71%       N/A
Northern Utilities, Inc.                 Bay State Gas Company                   27,000   6.94%       N/A
Shoreline Shops, Inc                     NiSource Inc.                              824   7.71%       N/A
Kokomo Gas and Fuel Company              NiSource Inc.                            1,500   9.50%       N/A
Northern Indiana Fuel and Light          NiSource Inc.                            2,000   9.50%       N/A
Company, Inc.
EnergyUSA, Inc. (IN)                     NiSource Inc.                            3,315   7.71%       N/A
EnergyUSA, Inc. (MA)                     NiSource Inc.                            5,280   7.71%       N/A
EnergyUSA Commercial Energy Services     NiSource Inc.                            5,127   7.71%       N/A
EnergyUSA Retail, Inc.                   NiSource Inc.                           27,532   7.71%       N/A
EnergyUSA-TPC Corp.                      NiSource Inc.                           95,581   7.71%       N/A
Savage Alert, Inc.                       NiSource Inc.                              877   7.71%       N/A
NESI Energy Marketing, Inc.              NiSource Inc.                           24,280   7.71%       N/A
NESI Energy Services Transportation,     NiSource Inc.                              921   7.71%       N/A
Inc.
NFCO Acquisition Company                 NiSource Inc.                              440   7.71%       N/A
NI Fuel Company, Inc.                    NiSource Inc.                            5,059   7.71%       N/A
Primary Energy, Inc.                     NiSource Inc.                              822   7.71%       N/A
Ironside Energy LLC                      NiSource Inc.                            7,047   7.71%       N/A
Lakeside Energy Corporation              NiSource Inc.                            2,441   7.71%       N/A
North Lake Energy Corporation            NiSource Inc.                              208   7.71%       N/A
Whiting Clean Energy, Inc.               NiSource Inc.                           16,177   7.71%       N/A
Crossroads Pipeline Company              NiSource Inc.                           32,967   7.71%       N/A
Granite State Gas Transmission Inc.      NiSource Inc.                           26,790   7.71%       N/A
PNGTS Holding Corp.                      NiSource Inc.                           19,881   7.71%       N/A
NiSource Development Company, Inc.       NiSource Inc.                          178,390   7.71%       N/A
Customer Information Services, Inc.      NiSource Inc.                               35   7.71%       N/A
JOF Transportation Company               NiSource Inc.                              269   7.71%       N/A
SCC Services, Inc.                       NiSource Inc.                           20,258   7.71%       N/A
NDC Douglas Properties, Inc.             NiSource Inc.                            4,193   7.71%       N/A
Progeni, Inc.                            NiSource Inc.                            4,704   7.71%       N/A
NI Energy Services, Inc.                 NiSource Inc.                              226   7.71%       N/A


                                       25


                                                                             AMOUNT OWED RATE OF    DATE OF
NAME OF DEBTOR                           NAME OF CREDITOR                      (000'S)   INTEREST  MATURITY
--------------------------------------------------------------------------------------------------------------
Green Fuels, Inc.                        NiSource Inc.                            3,165   7.71%       N/A
IWC Resources Corporation                NiSource Inc.                           17,566   7.71%       N/A
SM&P Utility Resources, Inc.             NiSource Inc.                            9,867   7.71%       N/A

             INDEBTEDNESS OF SYSTEM COMPANIES, INCLUDING MONEY POOL

The following table provides information on the investments and borrowings of participants in the Columbia Energy Group Money Pool (the "Pool") at December 31, 2000. The Pool is administered by Columbia Energy Group on behalf of the participants. The operation of the Pool was authorized by the Commission in Holding Company Act Release No. 35-27236 (File No. 70-8925).

     NAME OF COMPANY                                        BORROWERS BALANCE      AFFILIATED
                                                                 (000'S)           INVESTORS
                                                                                    BALANCE
                                                                                    (000'S)
     ------------------------------------------------------------------------------------------
     Columbia Energy Group                                             $0          $373,331
     Columbia Energy Group Service Corporation                     36,484                 -
     Columbia Gulf Transmission Company                            16,615                 -
     Columbia Assurance Agency, Inc.                                    -                 9
     Columbia Energy Services Corporation                          36,633                 -
     Columbia Energy Power Marketing Corporation*                   3,713                 -
     Columbia Energy Retail Corporation*                           17,344                 -
     Columbia Service Partners, Inc.*                                   -             7,347
     Columbia Propane Corporation*                                 16,302                 -
     CP Holdings, Inc.*                                                 -               100
     Columbia Propane L.P.*                                             -             3,194
     Columbia Remainder Corporation                                     -             4,585
     Columbia LNG Corporation                                           -            78,590
     Columbia Network Services Corporation                              -                72
     Columbia Insurance Corporation, Ltd.                               -               523
     CNS Microwave, Inc.                                                -               767
     Columbia Transmission Communications Corporation                   -             3,474
     Columbia Gas of Kentucky, Inc.                                12,053                 -
     Columbia Gas of Ohio, Inc.                                    75,834                 -
     Columbia Gas of Maryland, Inc.                                 9,971                 -
     Columbia Gas of Pennsylvania, Inc.                            61,532                 -
     Columbia Gas of Virginia, Inc.                                42,680                 -
     Columbia Deep Water Services Company                           1,419                 -
     Columbia Pipeline Corporation                                      -                30
     Columbia Accounts Receivable Corporation                           -             7,240
     Columbia Energy Group Capital Corporation                          -                17
     Columbia Petroleum Corporation*                                    -            29,820
     Columbia Gas Transmission Corporation                        168,431                 -
     Columbia Atlantic Trading Corporation                              -            28,118
     Hawg Hauling & Disposal, Inc.                                      -               455
     Columbia Natural Resources Canada Ltd                              -             2,365
     Columbia Energy Resources, Inc.                                    -             4,430
     Columbia Natural Resources, Inc.                              45,456                 -
                                                           ------------------------------------
                                                                 $544,467          $544,467
                                                           ====================================

     *    Note:  Discontinued operations or held for sale

     Note: Participants in the Pool earn interest (investors) or pay interest (borrowers) at the monthly Pool rate which is the equivalent of the average effective cost of short-term borrowings and short-term investments to the Columbia Energy Group.

          (b)  Debts owed to others as of December 31, 2000:

                           BY PERMISSION OF THE STAFF,
                    "DEBTS OWED TO OTHERS" HAS BEEN OMITTED.

                                PRINCIPAL LEASES

     12. Describe briefly the principal features of each lease (omitting oil and gas leases) to which the registrant or any subsidiary company thereof is a party, which involves rental at an annual rate of more than $50,000 or an amount exceeding 1% of the annual gross operating revenue of such party to said lease during its last fiscal year (whichever of such sums is the lesser) but not including any lease involving rental at a rate of less than $5,000 per year.

                                                                                                  TOTAL 2000
     LESSEE                           LESSOR                           ITEMS LEASED                PAYMENTS
     ----------------------------------------------------------------------------------------------------------
     Bay State Gas Company            Trinet Essential Facilities      Office Building         $1,057,763.00
                                        XXIII, Inc.
     Cokenergy, Inc.                  Giffords Brook Funding, LP       Energy Generation       13,685,170.00
                                                                         Facility
     Columbia Gas of Ohio, Inc.       Estel Hawkins                    Wintersville Office         69,999.96
     Columbia Gas of Ohio, Inc.       Key Trust Company of Ohio        Mansfield Office &          84,000.00
                                                                         Service Center
     Columbia Gas of Ohio, Inc.       Mahlon Maxton Prop               Columbus Stationery         96,391.47
                                                                         Warehouse
     Columbia Gas of Ohio, Inc.       Civic Center Lease Corporation   CDC Headquarters         5,375,043.47
     Columbia Gas of Ohio, Inc.       Kenneth E. Conway                Columbus Service Center     66,000.00
     Columbia Gas of Ohio, Inc.       Janet N. Conway                  Sandusky Service Center     66,000.00
     Columbia Gas of Ohio, Inc.       Janet N. Conway                  Cambridge District          72,310.44
                                                                         Office & Service
                                                                         Center
     Columbia Gas of Ohio, Inc.       Wagbros Company                  Columbus Office &          224,410.69
                                                                         Training Center
     Columbia Gas of Ohio, Inc.       Owens-Illinois, Inc.             Toledo District Office     220,448.00
     Columbia Gas of Ohio, Inc.       Maritime Building Realty         Toledo Telephone            68,608.19
                                        Holding Trust                    Contact Center
     Columbia Gas of Ohio, Inc.       Rowland Enterprises              West Cleveland Phone       161,172.00
                                                                         Center
     Columbia Gas of Ohio, Inc.       Kenneth E. Conway                Jackson Office              54,991.20
     Columbia Gas of Ohio, Inc.       Columbia Gas Transmission        Northeast Service          348,324.00
                                        Corporation                      Center (Westerville
                                                                         Service Center)
     Columbia Gas of Ohio, Inc.       Columbia Gas Transmission        North Coast Operations     417,696.00
                                        Corporation                      (Elyria/Lorain
                                                                         Service Center)


                                       27


                                                                                                  TOTAL 2000
     LESSEE                           LESSOR                           ITEMS LEASED                PAYMENTS
     ----------------------------------------------------------------------------------------------------------
     Columbia Gas of Pennsylvania,    James Cioffi                     New Castle Area Office      67,200.00
       Inc.
     Columbia Gas of Pennsylvania,    Aleppo Property Holdings Inc.    Glenfield Service Center    60,446.87
       Inc.
     Columbia Gas of Pennsylvania,    Grubb & Ellis Management         CPA Headquarters -         503,691.59
       Inc.                             Services                         Cyclops Building
     Columbia Gas of Pennsylvania,    Columbia Gas Transmission        Somerset Service Center    130,032.00
       Inc.                             Corporation
     Columbia Gas of Pennsylvania,    Fay-Penn Economic Development    Customer Satisfaction      202,371.00
       Inc.                             Council                          Center
     Columbia Gas of Pennsylvania,    Sunrise Minerals, LP             York Service Center        431,004.00
       Inc.
     Columbia Gas of Virginia, Inc.   Capital Advisor's Inc.           COS Headquarters           599,886.24
     Columbia Gas of Virginia, Inc.   Columbia Gas Transmission        Chester/Petersburg         451,763.00
                                        Corporation                      Service Center
     Columbia Gas of Virginia, Inc.   Columbia Gas Transmission        Lexington Service Center   110,089.00
                                        Corporation
     Columbia Gas of Virginia, Inc.   Columbia Gas Transmission        Gainesville Service        369,345.00
                                        Corporation                      Center
     Columbia Gas Transmission        Fred Haddad                      Chas. WV Headquarters -    156,952.00
       Corporation                                                       Building & Land
     Columbia Gas Transmission        Fred Haddad                      St. Albans, WV              58,983.00
       Corporation                                                       Operating  Center -
                                                                         Building & Land
     Columbia Gas Transmission        Builders Limited Partnership     Fair Lakes, VA - Office    778,492.00
       Corporation                                                       Building
     Columbia Gas Transmission        Columbia Microwave               Microwave Towers           143,226.00
       Corporation
     Columbia Gas Transmission        The Kroger Company               Westerville, OH -           83,460.00
       Corporation                                                       Office Building
     Columbia Gas Transmission        High Associates, Inc.            Coatesville, PA -           85,306.00
       Corporation                                                       Office Building
     Columbia Gas Transmission        Alliance Corporate Resources     Computer Equipment       1,757,997.00
       Corporation
     Columbia Gas Transmission        Briarwood Development Company    Clarksburg, WV - Office     73,920.00
       Corporation                                                       Building
     Columbia Gulf Transmission       Property One, Inc.               Lafayette, LA -            105,626.00
       Company                                                           Measurement  Building
     Columbia Gulf Transmission       CMD Realty Investors, Inc.       Houston, TX -  Office    2,361,493.00
       Company                                                           Building
     Columbia Gulf Transmission       Property One, Inc.               So. Div. (LA) -             51,049.00
       Company                                                           Office  Building
     Columbia Gulf Transmission       Southland Pipe Service, Inc.     Intercoastal City, LA -     98,251.00
       Company                                                           Building,  Land &
                                                                         Dock
     Columbia Gulf Transmission       Alliance Corporate Resources     Computer Equipment         262,164.00
       Company
     Columbia Natural Resources,      General Corporation              Office Space             1,432,000.00
       Inc.
     Columbia Natural Resources,      GE Capital                       Office Space               205,100.00
       Inc.
     Columbia Natural Resources,      L&T Thornsberry Enterprises      Office Space                81,600.00
       Inc.


                                       28


                                                                                                  TOTAL 2000
     LESSEE                           LESSOR                           ITEMS LEASED                PAYMENTS
     ----------------------------------------------------------------------------------------------------------
     Columbia Natural Resources,      Universal Compression            Compression Equipment      155,400.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       87,672.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       50,400.00
       Inc.
     Columbia Natural Resources,      Global Compression               Compression Equipment      234,000.00
       Inc.
     Columbia Natural Resources,      Global Compression               Compression Equipment      270,000.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment      182,400.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment      107,400.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       84,000.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment      201,600.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       61,200.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       60,000.00
       Inc.
     Columbia Natural Resources,      Universal Compression            Compression Equipment       57,600.00
       Inc.
     Columbia Transmission            111 Chelsea Associates           NY Co-location              87,000.00
       Communications Company
     Columbia Transmission            Consolidated Rail Corporation    ROW Lease                  657,000.00
       Communications Company
     Columbia Transmission            Eaglepoint Development           Re-gen Building            162,000.00
       Communications Company           Associates
     Columbia Transmission            Kroll Properties                 Re-gen Building             50,000.00
       Communications Company
     Columbia Transmission            Montgomery County Department of  ROW Lease                   84,000.00
       Communications Company           Parks (PA)
     Columbia Transmission            Montgomery County (Md)           ROW Lease                   38,000.00
       Communications Company
     Columbia Transmission            National Railroad Passenger      License Agreement           12,000.00
       Communications Company           Corp. (AMTRAK)
     Columbia Transmission            Port Authority Trans-Hudson      Tunnel Space Lease         162,000.00
       Communications Company           Corp. (PATH)
     Columbia Transmission            PECO Energy Company              License Agreement           28,000.00
       Communications Company
     Columbia Transmission            REA Associates LLC               District of Columbia       120,000.00
       Communications Company                                            Co-location
     Columbia Transmission            Washington Metropolitan Area     License Agreement          745,000.00
       Communications Company           Transit Authority
     Columbia Transmission            Department of Natural            License Agreement           92,000.00
       Communications Company           Resources, State of Maryland
     Columbia Transmission            Maryland National Capital Park   License Agreement           55,000.00
       Communications Company           and Planning Commission
     Columbia Transmission            New Jersey Transit Corporations  ROW Lease                  270,000.00
       Communications Company
     Columbia Transmission            New York City                    Franchise Agreement        200,000.00
       Communications Company


                                       29


                                                                                                  TOTAL 2000
     LESSEE                           LESSOR                           ITEMS LEASED                PAYMENTS
     ----------------------------------------------------------------------------------------------------------
     Columbia Transmission            Maryland Mass Transit            License Agreement            5,326.44
       Communications Company           Administration
     Easton LNG Facility              Fleet Capital Leasing            LNG Storage Facility       805,962.20
     EnergyUSA, Inc.                  Grand Park Management            Valparaiso Office Space    101,133.00
                                        Corporation
     EnergyUSA, Inc.                  Horizon Realty Trust IV          Massachusetts Office       164,400.00
                                                                         Space
     EnergyUSA, Inc. - TPC            Crescent Real Estate Equities    Houston Office Space       310,550.00
     Lakeside Energy Corporation      Depot Hill Funding, LP           Energy Generation        7,616,663.00
                                                                         Facility
     North Lake Energy Corporation    Scotiabank, Inc.                 Energy Generation        2,512,954.00
                                                                         Facility
     Northern Indiana Fuel & Light    Northern Indiana Trading         Computer Equipment          60,000.00
       Company                          Company, Inc.
     Northern Indiana Fuel & Light    Northern Indiana Trading         EDACS Radio System          67,271.00
       Company                          Company, Inc.
     Northern Indiana Public Service  Security Trustee / Wilmington    380 Rail Cars            1,278,370.71
       Company                          Trust Company
     Northern Indiana Public Service  Security Trustee / Wilmington    450 Aluminum Gondola     1,748,002.94
       Company                          Trust Company                    Cars
     Northern Indiana Public Service  The CIT Group/Capital Finance,   358 Aluminum BethGon     2,053,530.00
       Company                          Inc.                             Coalporter Rail Cars
     Northern Indiana Public Service  Transport Capital Rail           240 Aluminum Rotary      1,036,800.00
       Company                          Partners, LLC                    Gondola Hopper
                                                                         Railcars
     Northern Indiana Public Service  Bank Austria Creditanstait       238 Aluminum Rotary      1,175,496.00
       Company                                                           Gondola Hopper
                                                                         Railcars
     Northern Indiana Public Service  NiSource Development Company,    Southlake Complex  -     3,586,191.00
       Company                          Inc.                             Office space
     NiSource Inc.                    Northern Indiana Public Service  Office Space               899,291.76
                                        Company
     Northern Indiana Public Service  Cardinal Property Management,    Office/Hanger Space -       62,658.72
       Company                          Inc.                             Airport
     Portside Energy Corporation      Stormville Mountain Funding, LP  Energy Generation        5,294,780.00
                                                                         Facility

                                 SECURITIES SOLD

     13. If, during the last five years, the registrant or any subsidiary company thereof has issued, sold, or exchanged either publicly or privately any securities having a principal amount, par, stated or declared value exceeding $1,000,000 or exceeding an amount equal to 10% of the total liabilities as shown by the balance sheet of issuer at the time such issue (whichever of such sums is the lesser), give the following information with respect to each such issue or sale:

          By permission of the Staff, information required to be disclosed pursuant to this item is not set forth herein.

                AGREEMENTS FOR FUTURE DISTRIBUTION OF SECURITIES

     14. (a) Summarize the terms of any existing agreement to which the registrant of any associate or affiliate company thereof is a party or in which any such company has a beneficial interest with respect to future distributions of securities of the registrant or of any subsidiary.

               Certain information regarding agreements with respect to future distribution of securities of NiSource and its subsidiaries is set forth in the following documents, the applicable portions of which are hereby incorporated herein by reference: Items 1.7 and
               1.8 of the Application/Declaration of NiSource and Columbia on Form U-1, as amended (File No. 70-9681) (the Financing U-1) (filed herewith as Exhibit F-5); the Registration Statement of NiSource on Form S-3 (File No. 333-49316) (filed herewith as Exhibit F-6), with respect to the registration of $2.5 billion common stock, preferred stock and debt securities and related guarantees of debt securities and with respect to the issuance of $300 million of senior unsecured notes having a coupon rate of 5.75% and maturity date of April 15, 2003; and the Registration Statement of NiSource on Form S-3 (File No. 333-49330) (filed herewith as Exhibit F-7), with respect to the registration of
               11.5 million shares of common stock.

               Since the closing of the NiSource's acquisition of Columbia, the following financings have been executed by NiSource's financing subsidiary:

               1. NiSource reduced its acquisition related commercial paper borrowings through the issuance of $2.5 billion of privately placed notes, completed on November 10, 2000. This issuance included $750 million of three-year notes paying a 7.5% coupon and maturing on November 15, 2003, $750 million of five-year notes paying a 7.625% coupon and maturing on November 15, 2005, and $1 billion of ten-year notes paying a 7.875% coupon and maturing on November 15, 2010. Subsequently, an additional $150 million of five-year notes were issued, bearing a 7.625% coupon and maturing on November 15, 2005.

               2. On November 27, 2000, NiSource issued 11.5 million new shares of NiSource common stock at an offering price of $25.25 per share. The $280.9 million of net proceeds were used to repay commercial paper.

               3. In March 2001, NiSource arranged a new $2.5 billion revolving credit facility with a syndicate of banks for future working capital requirements. The new facility has refinanced and consolidated essentially all of NiSource's existing short-term credit facilities as discussed above, into one credit facility, through its NiSource Finance subsidiary.

               4. On April 6, 2001, NiSource issued $300 million of senior unsecured notes, utilizing the Company's S-3 shelf registration, filed and declared effective in November 2000. The notes have a coupon rate of 5.75% and mature on April 15, 2003. Proceeds from the issuance will be used to repay commercial paper borrowings.

               There are no additional financing activities expected to occur during the next 12 months. The specific timing, execution and choice of future security issues will be based upon actual market conditions and cash flow needs of the companies.

          (b) Describe briefly the nature of any financial interest (other than the ownership of securities acquired as a dealer for the purpose of resale) which any person with whom such agreement exists, has in the registrant or in any associate company thereof.

               The beneficiaries of the employee benefit plans may be deemed to have a financial interest in the registrant or affiliated companies thereof by virtue of their employment relationship with the registrant or such other companies and compensation, benefit and severance agreements and arrangements relating to such employment.

               Further information regarding employee benefit plans of NiSource and its subsidiaries may be found in the following documents which are hereby incorporated by reference herein: the Annual Reports of NiSource Inc. (File No. 1-16189) filed as Exhibit F-1 hereto, Northern Indiana (File No. 1-4125) filed as Exhibit F-2, Columbia Energy Group (File No. 1-01098) filed as Exhibit F-3 hereto, all on Form 10-K for the year ended December 31, 2000, and NiSource's 2001 Proxy Statement, dated March 12, 2001 (File No. 1-16189), filed as Exhibit F-8 hereto.

                    TWENTY LARGEST HOLDERS OF CAPITAL STOCKS

     15. As of a recent date (indicating such date for each class) give the following information with respect to the holders of each class of stock and/or certificates of beneficial interest of the registrant:

          (a) The twenty largest registered holders of common stock of NiSource, as of its most recent dividend record date.

               NiSource shares can be held by certificate, through dividend reinvestment plans, through investment companies, and other street name and nominee accounts. Absent an unreasonable expenditure of time and money, Nisource has no way to determine the number of shares held by each holder of beneficial interest. Accordingly, NiSource is only able to provide information as to shares registered with NiSource.

               The following table sets forth NiSource's twenty largest registered shareholders on the books as of February 25, 2001:


                                                NUMBER OF    PERCENTAGE (%)
SHAREHOLDER NAME                               SHARES HELD   OF OUTSTANDING
-----------------------------------------------------------------------------
Massachusetts Financial Services                10,447,686       5.13%
Capital Research and Management Company          8,525,600       4.18%
Jennison Associates LLC                          8,040,734       3.94%
Putnam Investment Management, Inc.               6,632,652       3.25%
Barclays Bank Plc                                6,178,485       3.03%
J.P. Morgan Chase & Company                      6,128,958       3.01%
FMR Corporation (Fidelity Management &           4,052,757       1.99%
Research Corp.)
Capital Guardian Trust Company                   3,920,000       1.92%
State Street Corporation                         3,626,143       1.78%
American Express Financial Group                 3,399,854       1.67%
The Vanguard Group, Inc.                         2,942,223       1.44%
Strong Capital Management, Inc.                  2,387,022       1.17%
Duff & Phelps Investment Management Company      2,256,600       1.11%
Ballentine Capital Management, Inc.              2,134,200       1.05%
TIAA Cref Investment Management, LLC             1,668,051       0.82%
Safeco Corporation                               1,325,667       0.65%
Harbor Capital Management Inc.                   1,323,900       0.65%
State of Wisconsin Investment Board              1,268,300       0.62%
Capital International, Inc.                      1,255,600       0.62%
Seneca Capital Advisors LLC                      1,106,900       0.54%

          (b) Number of shareholders of record each holding 1,000 shares or more, and aggregate number of shares so held.

               As of December 31, 2000, there were 5,985 shareholders holding 1,000 shares or more. The aggregate number of shares held by these shareholders was 194,793,211.

          (c) Number of shareholders of record each holding less than 1,000 shares, and aggregate number of shares so held.

               As of December 31, 2000, there were 46,100 shareholders holding less than 1,000 shares. The aggregate number of shares held by these shareholders was 10,759,692.

                        OFFICERS, DIRECTORS AND EMPLOYEES

     16. (a) Positions and Compensation of Officers and Directors. Give name and address of each director and officer (including any person who performs similar functions) of the registrant, of each subsidiary company thereof, and of each mutual service company which is a member of the same holding company system. Opposite the name of each such individual give the title of every such position held by him and briefly describe each other employment of such individual by each such company.

          State the present rate of compensation on an annual basis for each director whose aggregate compensation from all such companies exceeds $1,000 per year, and of each officer whose aggregate compensation from such companies is at the rate of $20,000 or more per year. In the event any officer devotes only part of his time to a company or companies in the system this fact should be indicated by appropriate footnote. Such compensation for such part time should be computed on an annual rate and if such annual rate exceeds $20,000 the actual compensation as well as annual rate should also be reported.

          (b) Compensation of Certain Employees. As to regular employees of such companies who are not directors or officers of any one of them, list the name, address, and aggregate annual rate of compensation of all those who receive $20,000 or more per year from all such companies.

          (c) Indebtedness to System Companies. As to every such director, trustee or officer as aforesaid, who is indebted to any one of such companies, or on whose behalf any such company has now outstanding and effective any obligation to assume or guarantee payment of any indebtedness to another, and whose total direct and contingent liability to such company exceeds the sum of $1,000, give the name of such director, trustee, or officer, the name of such company, and describe briefly the nature and amount of such direct and contingent obligations.

          (d) Contracts. If any such director, trustee, or officer as aforesaid:

               (1)  has an existing contract with any such company
               (exclusive of an employment contract which provides for no compensation other than that set forth in paragraph (a) of this
               Item); or,

               (2) either individually or together with the members of his immediate family, owns, directly or indirectly, 5% or more of the voting securities of any third person with whom any such company has an existing contract; or,

               (3) has any other beneficial interest in an existing contract to which any such company is a party; describe briefly the nature of such contract, the names of the parties thereto, the terms thereof, and the interest of such officer, trustee, or director therein.

          By permission of the Staff, information required to be disclosed pursuant to Items 16(a) through 16(d) has not been included. However this information can be found in NiSource's 2001 Proxy Statement, dated March 12, 2001 (File No. 1-16189), filed as Exhibit F-8 hereto, NiSource's Annual Report on Form 10-K for the year ended December 31,

          2000 (File No. 1-16189), filed as Exhibit F-1 hereto, Northern Indiana's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-4125), filed as Exhibit F-2 hereto, and Columbia Energy Group's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-01098), filed as Exhibit F-3 hereto, which reports are hereby incorporated by reference.

          (e) Banking Connections. If any such director, trustee, or officer is an executive officer, director, partner, appointee, or representative of any bank, trust company, investment banker, or banking association or firm, or of any corporation a majority of whose stock having the unrestricted right to vote for the election of directors, is owned by any bank, trust company, investment banker, or banking association or firm, state the name of such director or officer, describe briefly such other positions held by him and indicate which of the rules under
          Section 17(c) authorizes the registrant and subsidiary companies of which he is a director or officer to retain him in such capacity.

               1. James T. Morris-- Member of Board of Directors of NiSource Inc. since 1997 and currently a director of National City Bank, based in Indianapolis, Indiana. Authorized pursuant to Rule 70(a) of the Act.

               2. Carolyn Y. Woo-- Member of Board of Directors of NiSource Inc. since 1998 and currently a director of St. Joseph Capital Bank, based in Mishawaka, Indiana. Authorized pursuant to Rule 70(a) of the Act.

               3. Gary L. Neale-- Member of Board of Directors of NiSource Inc. since 1991 and currently a director of Mercantile National Bank of Indiana, based in Hammond, Indiana. Authorized pursuant to Rule 70(a) of the Act.

               4. Robert J. Welsh-- Member of Board of Directors of NiSource Inc. since 1998 and currently a director of Mercantile National Bank of Indiana, based in Hammond, Indana. Authorized pursuant to Rule 70(a) of the Act.

               5. William E. Krivan-- Director of Columbia Gas of Ohio, Inc., since 1998 and currently a director of Bank One, based in Chicago, and is also a member of the Bank One Advisory Board. Authorized pursuant to Rule 70(d) of the Act.

               6. Douglas G. Borror-- Director of Columbia Gas of Ohio, Inc., since 1994 and currently a director of Huntington National Bank, based in Columbus, Ohio. Authorized pursuant to Rule 70(c) of the Act.

               7. William E. Stifle -- Director of Kokomo Gas and Fuel Company since 1986 and currently a member of the Advisory Board of KeyBank, based in Cleveland, Ohio. Authorized pursuant to Rule 70(d) of the Act.

                    INTERESTS OF TRUSTEES IN SYSTEM COMPANIES

     17. Describe briefly the nature of any substantial interest which any trustee under indentures executed in connection with any outstanding issue of securities of the registrant or any subsidiary thereof, has in either the registrant or such subsidiary, and any claim which any such trustee may have against registrant or any subsidiary; provided, however, that it shall not be necessary to include in such description any evidences of indebtedness owned by such trustee which were issued pursuant to such an indenture.

          To the knowledge of NiSource, no such interests exist.

                    SERVICE, SALES AND CONSTRUCTION CONTRACTS

     18. As to each service, sales, or construction contract (as defined in paragraphs (19) to (21) of Section 2(a) of the Act) which the registrant and any subsidiary company thereof has had in effect within the last three months, describe briefly the nature of such contract, the name and address of the parties thereto, the dates of execution and expiration, and the compensation to be paid thereunder. Attach typical forms of any such contracts as an exhibit to this registration statement. If the other party to any such contract is a mutual service company or a subsidiary service company which is a member of the same holding company system as the registrant and as to which the Commission has made a favorable finding in accordance with Rule 13-22, specific reference may be made to the application or declaration filed by such company pursuant to Rule 13-22 and no further details need be given as to such contracts.

          There are no typical forms of affiliate agreements, other than the Form of Service Agreement between NiSource Corporate Services Company and affiliates, filed on Rule 24 Certificate, March 30, 2001, with the Commission, and which is included as Exhibit H-1 hereto. Bay State provides repair and installation services to EnergyUSA, Inc. for propane equipment sold by EnergyUSA, Inc. under an agreement entered into as of December 22, 1999, which has a term of one year with one-year renewals. Under this agreement, Bay State charges a flat response fee. In addition, SM&P has agreements to provide underground facilities locating services to Northern Indiana and NIFL. SM&P is in the process of being sold.

                                   LITIGATION

     19. Describe briefly any existing litigation of the following descriptions, to which the registrant or any subsidiary company thereof is a party, or of which the property of the registrant or any such subsidiary company is the subject, including the names of the parties and the court in which such litigation is pending:

          (1) Proceedings to enforce or to restrain enforcement of any order of a State commission or other governmental agency;

          (2)  Proceedings involving any franchise claimed by any such company;

          (3) Proceedings between any such company and any holder, in his capacity as such, of any funded indebtedness or capital stock issued, or guaranteed by such company, or between any such company and any officer thereof;

          (4) Proceedings in which any such company sues in its capacity as owner of capital stock or funded indebtedness issued or guaranteed by any other company; and

          (5) Each other proceeding in which the matter in controversy, exclusive of interest and costs, exceeds an amount equal to 2% of the debit accounts shown on the most recent balance sheet of such company.

               Information regarding litigation involving NiSource and its subsidiaries is incorporated by reference to the following documents: Item 3 of the Annual Report of NiSource on Form 10-K for the year ended December 31, 2000 (File No. 1-16189) (filed herewith as Exhibit F-1); Item 3 of the Annual Report of Northern Indiana on Form 10-K for the year ended December 31, 2000 (File No. 1-4125) (filed herewith as Exhibit F-2) and Item 3 of the Annual Report of Columbia for the year ended December 31, 2000 (File No. 1-01098) (filed herewith as Exhibit F-3).

                                    EXHIBITS

     EXHIBIT A. Furnish a corporate chart showing graphically relationships existing between the registrant and all subsidiary companies thereof as of the same date as the information furnished in the answer to Item 8. The chart should show the percentage of each class voting securities of each subsidiary owned by the registrant and by each subsidiary company.

     EXHIBIT        DESCRIPTION
     A-1            Corporate chart of NiSource and its subsidiaries (filed
                    herewith as Exhibit A-1 on Form SE).

     EXHIBIT B. With respect to the registrant and each subsidiary company thereof, furnish a copy of the charter, articles of incorporation, trust agreement, voting trust agreement, or other fundamental document of organization, and a copy of its bylaws, rules, and regulations, or other instruments corresponding thereto. If such documents do not set forth fully the rights, priorities, and preferences of the holders of each class of capital stock described in the answer to Item 8(b) and those of the holders of any warrants, options or other securities described in the answer to
     Item 8(d), and of any limitations on such rights, there shall also be included a copy of each certificate, resolution, or other document establishing or defining such rights and limitations. Each such document shall be in the amended form effective at the date of filing the registration statement or shall be accompanied by copies of any amendments to it then in effect.

                  EXHIBIT B OMITTED BY PERMISSION OF THE STAFF

     EXHIBIT C. (a) With respect to each class of funded debt shown in the answers to Items 8(a) and 8(c), submit a copy of the indenture or other fundamental document defining the rights of the holders of such security, and a copy of each contract or other instrument evidencing the liability of the registrant or a subsidiary company thereof as endorser or guarantor of such security. Include a copy of each amendment of such document and of each supplemental agreement, executed in connection therewith. If there have been any changes of trustees thereunder, such changes, unless otherwise shown, should be indicated by notes on the appropriate documents. No such indenture or other document need be filed in connection with any such issue if the total amount of securities that are now, or may at any time hereafter, be issued and outstanding thereunder does not exceed either $1,000,000 or an amount equal to 10% of the total of the debit accounts shown on the most recent balance sheet of the registrant or subsidiary company which issued or guaranteed such securities or which is the owner of property subject to the lien of such securities, whichever of said sums is the lesser.

          (b) As to each outstanding and uncompleted contract or agreement entered into by registrant or any subsidiary company thereof relating to the acquisition of any securities, utility assets (as defined in section 2(a)(18) of the Act), or any other interest in any business, submit a copy of such contract or agreement and submit details of any supplementary understandings or arrangements that will assist in securing an understanding of such transactions.

            EXHIBITS C(a) AND C(b) OMITTED BY PERMISSION OF THE STAFF

     EXHIBIT D. A consolidating statement of income and surplus of the registrant and its subsidiary companies for its last fiscal year ending prior to the date of filing this registration statement, together with a consolidating balance sheet of the registrant and its subsidiary companies as of the close of such fiscal year.

     EXHIBIT        DESCRIPTION
     D-1            The consolidating financial statements of NiSource and
                    Columbia, and their respective first-tier and utility subsidiaries, with adjustments to the NiSource consolidating statement to reflect the acquisition of Columbia (filed herewith as Exhibit D-1) (Confidential treatment requested).

     EXHIBIT E. For each public utility company and natural gas producing and pipe line property in the holding company system of the registrant, furnish the following maps (properties of associate companies operating in contiguous or nearby areas may be shown on the same map, provided property and service areas of each company are shown distinctively).

          (1) Map showing service area in which electric service is furnished, indicating the names of the companies serving contiguous areas.

          (2) Electric system map showing location of electric property (exclusive of Local distribution lines) owned and/or operated, and information as follows:

               (a)  Generating plants--kind and capacity;

               (b) Transmission lines--voltage, number of circuits, kind of supports, kind and size of conductors;

               (c)  Transmission substations--capacity;

               (d)  Distribution substation--capacity; and

               (e) Points of interconnection with all other electric utility companies and with all electrical enterprises operated by municipal or governmental agencies, giving names of such companies and enterprises.

          (3) Map showing service area in which gas service is furnished, indicating the names of companies serving contiguous areas; and

          (4) Gas system map showing location of gas property (exclusive of low pressure local distribution lines) owned and/or operated, and information as follows:

               (a)  Generating plants--kind and daily capacity;

               (b)  Holders--kind and capacity;

               (c)  Compressor stations--capacity in horsepower;

               (d) Transmission pipe lines--size, approximate average transmission pressure and the estimated daily delivery capacity of the system;

               (e) Points of interconnection with all other private and public gas utilities, pipe lines, or producing enterprises; giving names of such companies and other enterprises; and

               (f) General location and outline of gas producing and reserve areas and diagrammatic location of gathering lines.

     EXHIBIT        DESCRIPTION
     E-1            Map showing Northern Indiana's Gas Distribution System
                    (filed herewith as Exhibit E-1 on Form SE).

     E-2 Map showing Northern Indiana's Gas Distribution System with pipelines shown (filed herewith as Exhibit E-2 on Form SE).

     E-3 Map showing Northern Indiana's Gas Service Territory with LNG plant shown (filed herewith as Exhibit E-3 on Form SE).

     E-4 Map showing Bay State's and Northern's Gas Service Territory (filed herewith as Exhibit E-4 on Form SE).

     E-5 Map showing Kokomo's Gas Distribution System with interstate pipelines shown (filed herewith as Exhibit E-5 on Form SE).

     E-6 Map showing Kokomo's Tipton Station detail (filed herewith as Exhibit E-6 on Form SE).

     E-7            Map showing NIFL's Gas System (filed herewith as Exhibit
                    E-7 on Form SE).

     E-8 Map showing Northern Indiana's Electric Service Territory with generating stations shown (filed herewith as Exhibit E-8 on Form SE).

     E-9 Diagram showing Northern Indiana's Electric 138 Kv switching (filed herewith as Exhibit E-9 on Form SE).

     E-10 Diagram showing Northern Indiana's Electric 345 switching (filed herewith as Exhibit E-10 on Form SE).

     E-11 Map showing Northern Indiana's Electric 138 Kv, 345 Kv & 765 Kv Lines and Stations (filed herewith as Exhibit E-11 on Form SE).

     E-12 Map showing Columbia Distribution System for Columbia Gas of Ohio, Inc., Columbia Gas of Pennsylvania, Inc., Columbia Gas of Maryland, Inc., Columbia Gas of Kentucky, Inc. and Columbia Gas of Virginia, Inc. (filed herewith as Exhibit E-12 on Form SE).

     E-13 Map showing major facilities and delivery points for sale and purchase of natural gas of Columbia Gas of Kentucky, Inc. (filed herewith as Exhibit E-13 on Form SE).

     EXHIBIT F. Furnish an accurate copy of each annual report for the last fiscal year ending prior to the date of the filing of this registration statement, which the registrant and each subsidiary company thereof has previously submitted to its stockholders. For companies for which no reports are submitted the reason for omission should be indicated; provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

     EXHIBIT        DESCRIPTION
     F-1            NiSource's Annual Report on Form 10-K for the year ended
                    December 31, 2000 (File No. 1-16189) (filed herewith as
                    Exhibit F-1) (incorporated by reference).

     F-2 Northern Indiana's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-4125) (filed herewith as Exhibit F-2) (incorporated by reference).

     F-3 Columbia's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-01098) (filed herewith as Exhibit F-3) (incorporated by reference).

     F-4 Application/Declaration of NiSource and Columbia on Form U-1, as amended (File No. 70-9551) (the Merger U-1) (filed herewith as Exhibit F-4) (incorporated by reference).

     F-5 Application/Declaration of NiSource and Columbia on Form U-1, as amended (File No. 70-9681) (the Financing U-1) (filed herewith as Exhibit F-5) (incorporated by reference).

     F-6            Registration Statement of NiSource on Form S-3 (File No.
                    333-49316) (filed herewith as Exhibit F-6) (incorporated by reference).

     F-7            Registration Statement of NiSource on Form S-3 (File No.
                    333-49330) (filed herewith as Exhibit F-7) (incorporated by reference).

     F-8 NiSource's Definitive Proxy Statement on Schedule 14A, dated March 12, 2001 (File No. 1-16189) (filed herewith as Exhibit F-8) (incorporated by reference).

     EXHIBIT G. Furnish a copy of each annual report that the registrant and each public utility subsidiary company thereof shall have filed with any State Commission having jurisdiction to regulate public utility companies for the last fiscal year ending prior to the date of filing this registration statement. If any such company shall have filed similar reports with more than one such State commission, the registrant need file a copy of only one of such reports provided that notation is made of such fact, giving the names of the different commissions with which such report was filed, and setting forth any differences between the copy submitted and the copies filed with such other commissions. In the event any company submits an annual report to the Federal Power Commission but not to a State commission, a copy of such report should be furnished. In the case of a registrant or any public utility subsidiary company for which no report is appended the reasons for such omission should be indicated such as "No such reports required or filed," provided that electronic filers shall submit such reports in paper format only under cover of Form SE.

     EXHIBIT        DESCRIPTION
     G-1            2000 Annual Report of Northern Indiana on FERC Form 1
                    (Electric) to the Federal Energy Regulatory Commission (to be filed by amendment).

     G-2 2000 Annual Report of Northern Indiana on FERC Form No. 2 to the Indiana Utility Regulatory Commission (to be filed by amendment).

     G-3 2000 Class A-B Private Gas Utility Annual Report of Kokomo to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-3 on Form SE).

     G-4 2000 Class A-B Private Gas Utility Annual Report of NIFL to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-4 on Form SE).

     G-5 2000 Return of the Company of Bay State to the Commonwealth of Massachusetts Department of Telecommunications & Energy (to be filed by amendment).

     G-6 2000 Annual Report on FERC Form 2-A of Northern to the Maine Public Utilities Commission (to be filed by amendment).

     G-7 2000 Annual Report of Northern to the New Hampshire Public Utilities Commission (to be filed by amendment).

     G-8 2000 Annual Report on FERC Form No. 2of Columbia Gas of Kentucky, Inc., to the Commonwealth of Kentucky Public Service Commission (filed herewith as Exhibit G-8 on Form
                    SE).

     G-9 2000 Annual Report of Columbia Gas of Maryland, Inc., to the Public Service Commission of Maryland (filed herewith as Exhibit G-9 on Form SE).

     G-10 2000 Annual Report of Columbia Gas of Ohio, Inc., to the Public Utilities Commission of Ohio (to be filed by amendment).

     EXHIBIT        DESCRIPTION
     G-11           2000 Annual Report of Columbia Gas of Pennsylvania, Inc., to
                    the Pennsylvania Public Utility Commission (to be filed by amendment).

     G-12 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Virginia, Inc., to the State Corporation Commission of Virginia (filed herewith as Exhibit G-12 to this report on Form SE).

     EXHIBIT H. Typical forms of service, sales, or construction contracts described in answer to Item 18.

     EXHIBIT        DESCRIPTION

     H-1 Form of Service Agreement between NiSource Corporate Services Company and affiliates, filed on Rule 24 Certificate, March 30, 2001, with the Commission (filed herewith as Exhibit H-1) (incorporated by reference).

     EXHIBIT I. Other U5S Information for Columbia Energy Group.


                                   ----------

This registration statement is comprised of:

          (a)  Pages numbered 1 to 43 consecutively.

          (b)  The following Exhibits: the Exhibits shown on the attached exhibit index.

                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the registrant has caused this registration statement to be duly signed on its behalf in the City of Merrillville and State of Indiana on the 30th day of April, 2001.

                                        NISOURCE INC.

                                        By:  /s/ Jeffrey W. Grossman
                                           ------------------------------------
                                        Name:  Jeffrey W. Grossman
                                        Title: Vice President and Controller

(Seal)
Attest:


/s/ Gary W. Pottorff
------------------------------------
Name of Officer:   Gary W. Pottorff
Title:  Secretary

                                  VERIFICATION

State of Indiana
County of Lake

The undersigned being duly sworn deposes and says that he has duly executed the attached registration statement dated April 30, 2001, for and on behalf of NiSource Inc., that he is the Vice President and Controller of such company and that all action taken by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                        /s/ Jeffrey W. Grossman
                                        ---------------------------------------
                                        Name: Jeffrey W. Grossman

(OFFICIAL SEAL)
Subscribed and sworn to before me, a notary public this 30th day of April, 2001


/s/ Penny L. Kljajic
------------------------------------
Name:  Penny L. Kljajic

My commission expires 11/21 , 2001

                                INDEX OF EXHIBITS

EXHIBIT        DESCRIPTION
A-1            Corporate chart of NiSource and its subsidiaries (filed herewith as Exhibit A-1 on Form SE).

D-1 The financial statements of NiSource and Columbia, and their repective first-tier and utility subsidiaries, with pro forma adjustments to reflect the acquisition of Columbia (filed herewith as Exhibit D-1) (Confidential treatment requested).

E-1 Map showing Northern Indiana's Gas Transmission System (filed herewith as Exhibit E-1 on Form SE).

E-2 Map showing Northern Indiana's Gas Distribution System with pipelines shown (filed herewith as Exhibit E-2 on Form SE).

E-3 Map showing Northern Indiana's Gas Service Territory with LNG plant shown (filed herewith as Exhibit E-3 on Form SE).

E-4 Map showing Bay State's and Northern's Gas Service Territory (filed herewith as Exhibit E-4 on Form SE).

E-5 Map showing Kokomo's Gas Distribution System with interstate pipelines shown (filed herewith as Exhibit E-5 on Form SE).

E-6 Map showing Kokomo's Tipton Station detail (filed herewith as Exhibit E-6 on Form SE).

E-7 Map showing NIFL's Gas System (filed herewith as Exhibit E-7 on Form SE).

E-8 Map showing Northern Indiana's Electric Service Territory with generating stations shown (filed herewith as Exhibit E-8 on Form
               SE).

E-9 Diagram showing Northern Indiana's Electric 138 Kv switching (filed herewith as Exhibit E-9 on Form SE).

E-10 Diagram showing Northern Indiana's Electric 345 switching (filed herewith as Exhibit E-10 on Form SE).

E-11 Map showing Northern Indiana's Electric 138 Kv, 345 Kv & 765 Kv Lines and Stations (filed herewith as Exhibit E-11 on Form SE).

EXHIBIT        DESCRIPTION
E-12           Map showing Columbia Distribution System for Columbia Gas of
               Ohio, Inc., Columbia Gas of Pennsylvania, Inc., Columbia Gas of
               Maryland, Inc., Columbia Gas of Kentucky, Inc. and Columbia Gas of Virginia, Inc. (filed herewith as Exhibit E-12 on Form SE).

E-13 Map showing major facilities and delivery points for sale and purchase of natural gas of Columbia Gas of Kentucky, Inc. (filed herewith as Exhibit E-13 on Form SE).

F-1 NiSource's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-16189) (filed herewith as Exhibit F-1) (incorporated by reference).

F-2 Northern Indiana's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-4125) (filed herewith as Exhibit F-2) (incorporated by reference).

F-3 Columbia's Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 1-01098) (filed herewith as Exhibit F-3) (incorporated by reference).

F-4 Application/Declaration of NiSource and Columbia on Form U-1, as amended (File No. 70-9551) (the Merger U-1) (filed herewith as Exhibit F-4) (incorporated by reference).

F-5 Application/Declaration of NiSource and Columbia on Form U-1, as amended (File No. 70-9681) (the Financing U-1) (filed herewith as Exhibit F-5) (incorporated by reference).

F-6            Registration Statement of NiSource on Form S-3 (File No.
               333-49316) (filed herewith as Exhibit F-6) (incorporated by reference).

F-7            Registration Statement of NiSource on Form S-3 (File No.
               333-49330) (filed herewith as Exhibit F-7) (incorporated by reference).

F-8 NiSource's Definitive Proxy Statement on Schedule 14A, dated March 12, 2001 (File No. 1-16189) (filed herewith as Exhibit F-8) (incorporated by reference).

G-1 2000 Annual Report of Northern Indiana on FERC Form 1 (Electric) to the Federal Energy Regulatory Commission (to be filed by amendment).

EXHIBIT        DESCRIPTION
G-2            2000 Annual Report of Northern Indiana on FERC Form No. 2 to the
               Indiana Utility Regulatory Commission (to be filed by amendment).

G-3 2000 Class A-B Private Gas Utility Annual Report of Kokomo to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-3 on Form SE).

G-4 2000 Class A-B Private Gas Utility Annual Report of NIFL to the Indiana Utility Regulatory Commission (filed herewith as Exhibit G-4 on Form SE).

G-5 2000 Return of the Company of Bay State to the Commonwealth of Massachusetts Department of Telecommunications & Energy (to be filed by amendment).

G-6 2000 Annual Report on FERC Form 2-A of Northern to the Maine Public Utilities Commission (to be filed by amendment).

G-7 2000 Annual Report of Northern to the New Hampshire Public Utilities Commission (to be filed by amendment).

G-8 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Kentucky, Inc., to the Commonwealth of Kentucky Public Service Commission (filed herewith as Exhibit G-8 on Form SE).

G-9 2000 Annual Report of Columbia Gas of Maryland, Inc., to the Public Service Commission of Maryland (filed herewith as Exhibit G-9 on Form SE).

G-10 2000 Annual Report of Columbia Gas of Ohio, Inc., to the Public Utilities Commission of Ohio (to be filed by amendment).

G-11 2000 Annual Report of Columbia Gas of Pennsylvania, Inc., to the Pennsylvania Public Utility Commission (to be filed by amendment).

G-12 2000 Annual Report on FERC Form No. 2 of Columbia Gas of Virginia, Inc., to the State Corporation Commission of Virginia (filed herewith as Exhibit G-12 to this report on Form SE).

H-1 Form of Service Agreement between NiSource Corporate Services Company and affiliates, filed on Rule 24 Certificate, March 30, 2001, with the Commission (filed herewith as Exhibit H-1) (incorporated by reference).

EXHIBIT        DESCRIPTION
I              Other U5S Information for Columbia Energy Group (filed herewith).